



INTERNATIONAL

2007

SED International Holdings, Inc., celebrating twenty-eight years in business, is an international wholesale distributor of computer, consumer electronics and wireless technology throughout the United States, the Caribbean, and Latin America.

Headquartered in Tucker, Georgia, SED International Holdings, Inc. had 358 employees in the United States, and Latin America as of June 30, 2007. The Company's website contains other Company information. The Company's shares are traded on the Pink Sheets under the symbol SECX.

The Company has relationships with more than 10,000 value-added resellers, system builders, e-commerce resellers, dealer-agents, and retailers. SED serves its customers with more than 3,500 products, fulfillment services, financing options, and e-commerce solutions. The Company operates sales and distribution facilities in the U.S., Argentina and Colombia.

Dear fellow Shareholders of SED International Holdings, Inc.,

As we begin our 28th year in business, we thank our customer and vendor partners for their ongoing support. We are proud of the many accomplishments over the past year and excited about the numerous opportunities ahead of us in fiscal 2008. Service and relationships continue to be the keys to our success and at the core of everything we do.

Over the last year, we made significant progress in restructuring our business operations with the goal of improving the short-term and long-term profitability outlook of our Company. We added key employees, signed on important new vendors, grew business in strategic areas, and enhanced many areas of our operation.

Our Consumer Electronics (CE) division continued to see strong sales growth, increasing 44%, from $32 million in fiscal 2006 to $46 million in fiscal 2007. Key CE vendors were signed during the year and significant strides were made in our Company's visibility with CE resellers and trade organizations. Our Consumer Electronics division will continue to be a major focus for the Company in fiscal 2008.

During fiscal 2007, our Company's vendor line card was improved by narrowing partners in certain product areas and by bringing in new vendor partners across all three product divisions (Computer, Consumer Electronics and Cellular). Product offerings will continue to be an area of concentrated efforts for our Company in fiscal 2008. New vendors will be sought who can provide incremental revenue and profit, add value for our customers, and provide our Company with a gateway to new markets and customers.

We are very pleased with the performance of our Latin American subsidiaries, both in terms of sales results and customer growth. Some highlights included the introduction of Consumer Electronics by SED Colombia and the expansion of product categories and customer segments by SED Argentina.

Website enhancements were implemented during the past year which resulted in increased usage of www. *sedonline.com* by our customers. Web improvements included speed, ease of use, the "look and feel", and promotional marketing. It is expected that these changes will result in additional sales and operational efficiencies throughout fiscal 2008.

New marketing programs were started during fiscal 2007 and are expected to increase brand recognition, in-bound calls, web hits, and new customers. Among the new programs were the introduction of a bi-annual printed full product catalog and a monthly mailer featuring new products and special promotions. In fiscal 2008, marketing activities will continue to be reviewed, revamped, and energized with the objective of engaging new target customers.

We are confident these initiatives combined with the momentum we gained over the past year will result in a successful and exciting fiscal 2008!



Jean Diamond
Chairman of the Board and Chief Executive Officer



SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

Amendment No. 1


SEC MAIL
RECEIVED
PROCESSING
DEC 30 2007
WASH. D.C.
186
SECTION

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0-16345

SED International Holdings, Inc.

(Exact name of Company as specified in its charter)

GEORGIA	**22-2715444**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
4916 North Royal Atlanta Drive, Tucker, Georgia	**30084**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
770-491-8962
Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.01 par value
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of December 29, 2006 was approximately $4.6 million.

The number of shares outstanding of the registrant's common stock, $.01 par value, as of August 31, 2007 was 3,878,856 shares.

DOCUMENTS INCORPORATED BY REFERENCE

None.

EXPLANATORY NOTE

We are filing this Amendment No. 1 on Form 10-K/A to our Annual Report on Form 10-K for the year ended June 30, 2007 (the "Annual Report", originally filed on September 21, 2007 to (i) include Part III, Items 10, 11, 12, 13 and 14 in the text of the Form 10-K rather than incorporating those items by reference from our 2007 annual meeting proxy statement, the filing of which will be delayed beyond 120 days, (ii) amend the cover of the Annual Report to indicate by check mark that disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is contained herein to the best of our knowledge and (iii) include as Exhibits 10.64 and 10.65, our 2007 Restricted Stock Plan and the final form of Restricted Stock Plan Agreement, respectively. No other material changes have been made to this Annual Report on Form 10-K/A. This amendment is not intended to update other information presented in this annual report on Form 10-K as originally filed.

TABLE OF CONTENTS

FORWARD LOOKING STATEMENT INFORMATION

Certain statements made in this Annual Report on Form 10-K/A are "forward-looking statements regarding the plans and objectives of management for future operations. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties. Our plans and objectives are based, in part, on assumptions involving judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that our assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein particularly in view of the current state of our operations, the inclusion of such information should not be regarded as a statement by us or any other person that our objectives and plans will be achieved. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the factors set forth herein under the headings "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

PART I

Item 1. *Business*

(a) General Development of Business

SED International Holdings, Inc., a Georgia corporation ("SED Holdings"), and its wholly-owned operating subsidiary, SED International, Inc., a Georgia corporation ("SED International") (Collectively, SED Holdings and its subsidiaries, including SED International, are referred to herein as "SED," "Company," "we," "our" or "us"), were both initially incorporated in Delaware in 1986 to take over the operations of the business of Southern Electronics Distributors, Inc., a Georgia corporation engaged in the wholesale distribution of consumer electronic products. In fiscal 1999, both SED Holdings and SED International, reincorporated as Georgia corporations.

SED is a distributor of microcomputer products, including mass storage, imaging, display, wireless products and consumer electronics throughout the United States and Latin America. SED offers an active base of over 6,500 reseller customers and a broad inventory of more than 3,500 products from approximately 170 vendors (direct and indirect), including such market leaders as Acer, Epson, Hewlett-Packard, Microsoft, Seagate and Western Digital, through a dedicated sales force. SED distributes products in the United States from its strategically located warehouses in Atlanta, Georgia; Miami, Florida; City of Industry, California; and Richardson, Texas; and Tampa, Florida. SED services Latin America through its wholly-owned subsidiaries SED International de Colombia Ltda. in Bogota, Colombia and Intermaco S.R.L. in Buenos Aires, Argentina.

In 2004, SED re-entered the wholesale consumer electronics distribution business. In addition to its current customers, SED offers consumer electronic products to the rent-to-own, e-commerce and retail channels. SED is offering consumer electronics products from leading vendors including Olevia, Panasonic, Pioneer, Syntax, and Westinghouse.

SED also distributes wireless telephone products in the United States. SED is an indirect distributor for leading wireless telephone product vendors such as LG Infocomm, Motorola, Nokia, and Samsung. In fiscal 2007, SED's net sales of microcomputer products, including handling revenue, generated approximately 86.8% of SED's total net sales, consumer electronics products represented 11.3% and wireless telephone products represented the remaining 1.9%.

In February 2003, SED approved a plan to discontinue commercial operations of its Brazilian subsidiary, SED International do Brasil Distribuidora, Ltda. Accordingly, since the third quarter of fiscal 2003, the operating results of SED International do Brasil Distribuidora, Ltda. have been classified as a discontinued operation for all periods presented in SED's consolidated statements of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — "Discontinued Operations" and Note 12 of SED's Consolidated Financial Statements.

(b) Financial Information about Industry Segments

SED operates in only one business segment. Revenues generated from operations, measures of profit or loss or loss and total assets of SED are reported in "Item 8. Financial Statements and Supplementary Data".

(c) Narrative Description of Business

Products and Vendors

SED offers its customers a broad inventory of more than 3,500 products from approximately 170 vendors (direct and indirect), including such market leaders as Acer, Epson, Hewlett-Packard, Microsoft, Seagate and Western Digital. SED is a distributor for leading consumer electronics product vendors such as Olevia, Panasonic, Pioneer, Syntax and Westinghouse. SED is an indirect distributor for leading wireless telephone product vendors such as LG Infocomm, Motorola, Nokia, and Samsung. Microcomputer related products, including handling revenue, accounted for $354.6 million or 86.8% of SED's net sales for fiscal 2007, $350.4 million or 85.0% of SED's net sales for fiscal 2006, $312.0 million or 81.9% of net sales in fiscal 2005. Approximately $46.2 million or 11.3% of SED's net sales for fiscal 2007, $32.5 million or 7.9% of SED net sales for fiscal 2006, $23.4 million or 6.1% of SED's net sales for fiscal 2005, consisted of consumer electronics. Approximately $7.6 million or 1.9% of SED's net sales for fiscal 2007, $29.5 million or 7.1% of SED's net sales for fiscal 2006, $45.5 million or 12.0% of net sales for fiscal 2005, consisted of wireless telephone products. SED continually evaluates its product mix and inventory levels and maintains flexibility by adjusting its product offerings based on demand. SED's vendors generally warrant the products distributed by SED and allow the return of defective products.

As a distributor, SED incurs the risk that the value of its inventory will be affected by industry-wide forces. Rapid technological change is commonplace in the microcomputer, consumer electronics and wireless industries and can quickly diminish the marketability of certain items, whose functionality and demand decline with the appearance of new products. These changes, coupled with price reductions by vendors, may cause rapid obsolescence of inventory and corresponding valuation reductions in that inventory. Accordingly, SED seeks provisions in its vendor agreements common to industry practice which provide price protections or credits for declines in inventory value and the right to return unsold inventory. No assurance can be given, however, that SED can negotiate such provisions in each of its agreements or that such industry practice will continue.

SED purchases goods from approximately 170 vendors (directly and indirectly) and has negotiated favorable terms from certain vendors by purchasing a substantial volume of those vendors' products. In fiscal 2007, 2006, and 2005, Acer accounted for 18.5%, 19.9%, and 15.4%, respectively, and Hewlett-Packard accounted for 20.0%, 18.6% and 16.1%, respectively, of SED's purchases. Maxtor accounted for 11.3% in fiscal 2006, and 16.3% in fiscal 2005, of SED's purchases.

There can be no assurance that SED will be able to maintain its existing vendor relationships or secure additional vendors as needed. SED's vendor relationships typically are non-exclusive and subject to annual renewal, terminable by either party on short notice, and contain territorial restrictions that limit the countries in which SED is permitted to distribute the products. The loss of a major vendor, the deterioration of SED's relationship with a major vendor, the loss or deterioration of vendor support for certain Company-provided services, the decline in demand for a particular vendor's product, or the failure of SED to establish good relationships with major new vendors could have a material adverse effect on SED's business, financial condition and results of operations.

Product orders typically are processed and shipped from SED's distribution facilities on the same day an order is received or, in the case of orders received after customary cutoff time, on the next business day. SED relies almost entirely on arrangements with independent shipping companies for the delivery of its products to United States customers. Products sold within the Latin American markets are either picked up by the customer, or delivered to the customers or their agents from SED's Colombia and Argentina facilities. Generally, SED's inventory level of products has been adequate to permit SED to be responsive to its customers' purchase requirements. From time to time, however, SED experiences temporary shortages of certain products as its vendors experience increased demand or manufacturing difficulties with respect to their products, resulting in smaller allocations of such products to SED.

Sales and Marketing

SED's sales are generated by a telemarketing sales force, which, on June 30, 2007, consisted of approximately 135 people in sales offices located in Atlanta, Georgia; Miami, Florida; City of Industry, California; Richardson, Texas; Tampa, Florida; Bogota, Colombia and Buenos Aires, Argentina. Of the total number of salespersons on June 30, 2007, 80 people focused on sales to customers for export to Latin America and on sales in Colombia and Argentina. Substantially all of the export and Latin American-based salespeople are fluent in Spanish. SED's Atlanta sales office maintains a separate telemarketing sales force for the sale of wireless telephone products to retailers and authorized dealer agents located throughout the United States.

Members of the sales staff are trained through intensive in-house sales training programs, along with vendor-sponsored product seminars. This training allows sales personnel to provide customers with product information and to use their marketing expertise to answer customers' questions about important new product considerations, such as compatibility and capability, while offering advice on which products meet specific performance and price criteria. SED's salespeople are able to analyze quickly SED's extensive inventory through a sophisticated management information system and recommend the most appropriate solution for each customer, whether that customer is a full-line retailer or an industry-specific reseller.

SED's domestic sales force is organized in teams generally consisting of two to six people. SED believes that its sales team concept provides superior customer service because customers can contact one of several people. Moreover, the long-term nature of SED's customer relationships is better served by teams that increase the depth of the relationship and improve the consistency of service. It has been SED's experience that the team approach results in superior customer service and better employee morale.

Compensation incentives are provided to SED's salespeople, thus encouraging them to increase their product knowledge and to establish long-term relationships with existing and new customers. Customers can telephone their salespersons using a toll-free number provided by SED. Customer communication is also conducted via electronic mail and instant messaging. In addition, salespeople initiate calls to introduce SED's existing customers to new products and to solicit orders. Salespeople also seek to develop new customer relationships by using targeted mailing lists, vendor leads and telephone directories of various cities.

The telemarketing salespersons are supported by a variety of marketing programs. For example, SED regularly sponsors shows for its resellers where it demonstrates new product offerings and discusses industry developments. Also, SED's in-house marketing staff prepares catalogs that list available microcomputer, consumer electronics and wireless telephone products and routinely produces marketing materials and advertisements. In addition, the in-house marketing staff promotes products and services through SED's Internet web page (*www.sedonline.com*) providing 24-hour access to on-line order entry. SED's web page provides customers secured access to place orders and review product specifications at times that are convenient to them. Customers also can determine on a real-time basis inventory availability, pricing, and verify the status of previously placed orders through hyperlinks to certain independent shipping companies.

SED prides itself on being service oriented and has a number of on-going value-added services intended to benefit both SED's vendors and reseller customers. For example, SED is committed to training its salespeople to be technically knowledgeable about the products they sell. This core competency supplements the sophisticated technical support and configuration services also provided by SED. SED believes that its salesperson's ability to listen to a reseller's needs and recommend a cost-efficient solution strengthens the relationship between the salesperson and his or her reseller and promotes customer loyalty to SED.

Management continually evaluates SED's product mix and the needs of its customers in order to minimize inventory obsolescence and carrying costs. SED's rapid delivery terms are available to all of its customers, and SED seeks to pass through its shipping and handling costs to its customers.

SED offers various credit terms including, open account, prepay, credit card, third-party floor plan and COD to qualifying customers. SED closely monitors customers' creditworthiness through its on-line computer system, which contains detailed information on each customer's payment history and other relevant information. In addition, SED participates in national and international credit associations that exchange credit rating information on customers. SED reviews customer's credit worthiness based on sales trends, industry trends in geography, and other factors. SED establishes reserves for estimated credit losses in the normal course of business.

Customers

SED serves an active, nonexclusive customer base of over 6,500 customers of microcomputer, consumer electronics and wireless handset products. Customers include value-added resellers, corporate resellers, retailers and etailers. SED believes the multi-billion dollar microcomputer, consumer electronics and wireless telephone wholesale distribution industries serve customers primarily on a nonexclusive basis, which provides SED with significant growth opportunities. During fiscal 2007, no single customer accounted for more than 10% of the total net sales of SED. SED believes that most of its customers rely on distributors as their principal source of microcomputer, consumer electronics and wireless telephone products.

Competition

The microcomputer, consumer electronics and wireless telephone distribution industries are highly competitive, both in the United States and in Latin America. Competition in these industries is typically characterized by pricing pressures, product availability and potential obsolescence, speed and accuracy of delivery, effectiveness of sales and marketing programs, credit availability, ability to tailor specific solutions to customer needs, quality of product lines and services, and availability of technical support and product information. Additionally, SED's ability to compete favorably is principally dependent upon its ability to manage inventory and accounts receivable and to control other operating costs. Successful management of SED also requires SED to react quickly and appropriately to short and long-term trends, price its products competitively, increase its net sales and maintain economies of scale.

SED's competitors include regional, national and international microcomputer, consumer electronics and wireless distributors, many of which have substantially greater technical, financial and other resources than SED, as well as vendors that sell directly to resellers and large resellers that sell to other resellers. Major competitors include Ingram Micro, Inc., Tech Data Corporation, Bell Micro, D&H, ASI, Brightpoint, Inc., and Synnex Information Technologies, Inc. in the United States; and MPS Mayorista in Colombia and Util-Of S.A.C.I. in Argentina. From time to time, these competitors may be used as vendors.

Seasonality

SED's sales currently are not subject to material seasonal fluctuations although no assurance can be given that seasonal fluctuations will not develop, especially during the holiday season in the United States and Latin America.

Employees

As of June 30, 2007, SED had 358 full-time employees, 135 of whom were engaged in telemarketing and sales, 112 in administration and 111 in warehouse management and shipping. Management believes SED's relations with its employees are good and SED has never experienced a strike or work stoppage. There are no collective bargaining agreements covering any of SED's employees.

(d) Financial Information about Foreign and Domestic Operations and Export Sales

During the fiscal year ended June 30, 1998, SED began selling directly to customers in Colombia through SED's facilities in Bogota, Colombia. During the fiscal year ended June 30, 1999, SED also began selling directly to customers in Argentina through SED's facilities in Buenos Aires. Sales are denominated in the respective local currencies of these countries. For the fiscal years ended June 30, 2007, 2006 and 2005, approximately 39.5%, 34.1% and 29.8%, respectively, of SED's net sales were to customers for export principally into Latin America and direct sales to customers in Colombia and Argentina. See Item 8 and Notes 9 and 12 to the consolidated financial statements of SED for additional information concerning SED's domestic and foreign operations.

(e) Available Information

SED's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments are available on the U.S. Securities and Exchange Commission's internet website at www.sec.gov.

A copy of Form 10-K will be provided upon written request and without charge. Please send your requests to the attention of Investor Relations, SED International Holdings, Inc., 4916 North Royal Atlanta Drive, Tucker, Georgia 30084.

The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. As noted above, the SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers such as us that file electronically with the SEC.

Item 1A. ***Risk Factors***

The following are certain risk factors that could affect our business, financial position and results of operations. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K because these factors could cause the actual results and conditions to differ materially from those projected in the forward-looking statements. Before you buy our common stock or other securities, you should know that making such an investment involves risks, including the risks described below. The risks that have been highlighted below are not the only risks of our business. If any of the risks actually occur, our business, financial condition or results of operations could be negatively affected. In that case, the trading price of our common stock or other securities could decline, and you may lose all or part of your investment. Certain risk factors that could cause actual results to differ materially from our forward-looking statements include the following:

Risks and Uncertainties — SED has at various times incurred a decline in net sales in the United States since fiscal 1998 and has incurred operating losses in either its domestic or certain of its foreign operations at various times during the past five fiscal years. Company management is continuing to focus on increasing sales and profit margins and reducing administrative and overhead costs. There is no assurance SED will be successful in connection with these efforts. Failure to effectively improve operating metrics could materially adversely affect SED's profitability and financial condition.

Numerous factors and conditions impact SED's ability to achieve its profit goals, including, but not limited to, the following:

- *Continuation of distribution agreements* — SED operates under formal but cancelable distribution agreements with certain of its suppliers. If these agreements were cancelled, SED would be forced to obtain its products through wholesalers. This would reduce SED's profit margin on the affected products.

- *Availability of certain products* — From time to time, due to production limitations or heavy demand, SED may only be able to purchase a limited amount of popular products from its suppliers.

- *Product margins* — SED operates in a very competitive business environment. Accordingly, product margins are continually under pricing pressure. From time to time, SED receives price protection and other considerations from its vendors. While SED has no reason to believe such vendor consideration will not continue, no assurance can be given that such price protection and other considerations will continue to be received in the future.

- *Vendor credit* — SED significantly relies on its suppliers for trade credit. Changes by the suppliers in their credit terms could force SED to obtain less favorable financing for its purchases.

- *Product obsolescence* — SED offers a broad line of products that are subject to fast technological obsolescence, which increases the risk of inventory markdown. Through its vendor agreements, SED has certain stock return privileges, which vary from supplier to supplier. SED believes stock return programs will continue in the future, but can give no assurance about whether these programs will continue.

- *Consumer electronics* — SED has re-entered into the distribution of consumer electronics, which is highly competitive. Some of SED's competitors have substantially greater financial, marketing and distribution resources than SED and SED may be unable to successfully compete with these companies. Failure to successfully penetrate this market could have an adverse impact on SED's cash flows, financial position and operating results.

- *Credit decisions and losses* — SED maintains an experienced customer credit staff and relies on customer payment history and third party data to make customer credit decisions. Nevertheless, SED may experience customer credit losses in excess of its expectations. SED maintains credit insurance policies for certain customers located in the United States and select Latin American countries (subject to certain terms and conditions). However, the terms of the credit insurance agreement require SED to maintain certain minimum standards and policies with respect to extending credit to customers. If SED does not adhere to such policies, the insurance companies may not pay claims submitted by SED.

- *Proportionate control of general and administrative costs* — SED attempts to control its overhead costs to keep such costs in line with its sales volume. As sales volumes fluctuate, SED must continually monitor its overhead costs and make adjustments timely and appropriately. Failure to control overhead costs could have an adverse impact on SED's cash flows, financial position and operating results.

- *Uncertain and possibly volatile economic and political environment in Latin America* — The general economic and political environment in both of the countries in which SED operates in Latin America is uncertain and, at times, volatile. As a result of these conditions, SED could experience unexpected costs from its operations in these countries.

- *Availability of credit facilities* — SED has operated under a formal credit facility with a bank for many years that was subject to certain collateral limitations and contained certain covenants. During September 2005 a new credit facility was obtained. No assurance can be given that SED will be able to maintain compliance with financial covenants, or obtain waivers in the event of non-compliance, in the future. Failure to maintain compliance with the financial covenants could adversely affect SED's ability to obtain vendor credit and the overall business operations. The principal credit facility, which expires in September 2011, is further described in Note 4 to SED's Consolidated Financial Statements.

- *Cash flows* — While not presently expected, SED's continued operations in Latin America may require additional capital infusion (in the form of advance notes from the parent company or other debt borrowings by a subsidiary). The credit facility restricts the future funding by the parent company of Latin American operations. Operating needs and regulatory matters may restrict SED's ability to repatriate cash flows from the foreign subsidiaries to the United States.

- *Competition* — SED operates in a highly competitive environment. The computer wholesale distribution industry is characterized by intense competition, based primarily on product availability, credit availability, price, speed of delivery, quality and depth of product lines and training, service and support. Weakness in demand in the market intensifies the competitive environment in which the SED operates. SED competes with a variety of regional, national and international wholesale distributors, some of which have greater financial resources than SED. SED also faces competition from companies entering or expanding into the logistics and product fulfillment and e-commerce supply chain services market.

- *Loss of Significant Customers* — Customers do not have an obligation to make purchases from SED. In some cases, SED has made adjustments to its systems, vendor offerings, and processes, and made staffing decisions, in order to accommodate the needs of a significant customer. In the event a significant customer decides to make its purchases from another distributor, experiences a significant change in demand from its own customer base, becomes financially unstable, or is acquired by another company, SED's receipt of revenues may be significantly affected, resulting in an adverse effect on SED's business.

- *Dependence on Information Systems* — SED is highly dependent upon its internal computer and telecommunication systems to operate its business. There can be no assurance that SED's information systems will not fail or experience disruptions, that SED will be able to attract and retain qualified personnel necessary for the operation of such systems, that SED will be able to expand and improve its information systems, that SED will be able to convert to new systems efficiently, or that SED will be able to integrate new programs effectively with its existing programs. Any of such problems could have an adverse effect on SED's business.

- *Dependence on Independent Shipping Companies* — SED relies on arrangements with independent shipping companies, such as Federal Express and United Parcel Service, for the delivery of its products from vendors and to customers. The failure or inability of these shipping companies to deliver products, or the unavailability of their shipping services, even temporarily, could have a material adverse effect on SED's business. SED may also be adversely affected by an increase in freight surcharges due to rising fuel costs and added security. There can be no assurance that SED will be able to pass along the full effect of an increase in these surcharges to its customers.

- *Foreign Currency Exchange Risks; Exposure to Foreign Markets* — SED conducts business in countries outside of the United States, which exposes SED to fluctuations in foreign currency exchange rates. SED may enter into short-term forward exchange or option contracts to hedge this risk; nevertheless, fluctuations in foreign currency exchange rates could have an adverse effect on SED's business. In particular, the value of SED's equity investment in foreign countries may fluctuate based upon changes in foreign currency exchange rates. These fluctuations, which are recorded in a cumulative translation adjustment account, may result in losses in the event a foreign subsidiary is sold or closed at a time when the foreign currency is weaker than when SED initially invested in the country.

  SED's international operations are subject to other risks such as the imposition of governmental controls, export license requirements, restrictions on the export of certain technology, political instability, trade restrictions, tariff changes, difficulties in staffing and managing international operations, changes in the interpretation and enforcement of laws (in particular related to items such as duty and taxation), difficulties in collecting accounts receivable, longer collection periods and the impact of local economic conditions and practices. There can be no assurance that these and other factors will not have an adverse effect on SED's business.

- *Changes in Income Tax and Other Regulatory Legislation* — SED operates in compliance with applicable laws and regulations. When new legislation is enacted with minimal advance notice, or when new interpretations or applications of existing laws are made, SED may need to implement changes in its policies or structure. SED makes plans for its structure and operations based upon existing laws and anticipated future changes in the law.

  SED is susceptible to unanticipated changes in legislation, especially relating to income and other taxes, import/export laws, hazardous materials and electronic waste recovery legislation, and other laws related to trade, accounting, and business activities. Such changes in legislation, both domestic and international, may have a significant adverse effect on SED's business.

- *Changes in Accounting Rules* — SED prepares its financial statements in conformity with accounting principles generally accepted in the United States. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, the Securities and Exchange Commission, the American Institute of Certified Public Accountants and various other bodies formed to interpret and create appropriate accounting policies. A change in these policies or a new interpretation of an existing policy could have a significant effect on our reported results and may affect our reporting of transactions before a change is announced.

- *Exposure to Natural Disasters, War, and Terrorism* — SED's headquarters facilities and some of its logistics centers as well as certain vendors and customers are located in areas prone to natural disasters such as floods, hurricanes, tornadoes, or earthquakes. In addition, demand for SED's services is concentrated in major metropolitan areas. Adverse weather conditions, major electrical failures or other natural disasters in these major metropolitan areas may disrupt SED's business should its ability to distribute products be impacted by such an event.

  SED operates in multiple geographic markets, several of which may be susceptible to acts of war and terrorism. SED's business could be adversely affected should its ability to distribute products be impacted by such events.

  SED and many of its suppliers receive parts and products from Asia and operate in many parts of the world that may be susceptible to disease or epidemic that may disrupt SED's ability to receive or deliver products or other disruptions in operations.

- *Volatility of Common Stock Price* — Because of the foregoing factors, as well as other variables affecting SED's operating results, past financial performance should not be considered a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods. In addition, SED's participation in a highly dynamic industry often results in significant volatility of the common stock price. Some of the factors that may affect the market price of the common stock, in addition to those discussed above, are changes in investment recommendations by securities analysts, changes in market valuations of competitors and key vendors, and fluctuations in the overall stock market, but particularly in the technology sector.

- *Our Common Stock Has Been Thinly Traded, Liquidity Is Limited* — Our common stock is now traded on the Pink Sheets® LLC over the counter market, which provides significantly less liquidity than a securities exchange (such as the American or New York Stock Exchange) or an automated quotation system (such as the Nasdaq National Market or SmallCap Market). Often there is currently a limited volume of trading in our common stock, and on many days there has been no trading activity at all. Purchasers of shares of our common stock may find it difficult to resell their shares at prices quoted in the market or at all.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

SED maintains its executive offices, Atlanta sales and warehouse facility, at 4916 North Royal Atlanta Drive in Tucker, Georgia. SED leases its executive, administrative, sales and warehouse office from Diamond Chip Group, L.L.C., a Georgia limited liability company owned by certain minority shareholders and officers of SED, previously doing business as Royal Park Company, a Georgia general partnership. The lease commenced in April 1999 and expires in September 2009. The facility consists of approximately 30,000 square feet, with an annual rental rate of approximately $302,000 effective October 1, 2005, with annual increases of three percent through September 30, 2009. SED has a right of first refusal to purchase the facility should it be offered for sale.

SED maintains additional warehouse facilities in City of Industry, California; Miami, Florida; Richardson, Texas; Tampa, Florida; Bogota, Colombia and Buenos Aires, Argentina.

SED leases its sales and distribution facility in Miami, Florida under a lease agreement due to expire on March 31, 2012. This facility consists of approximately 31,300 square feet and the annual rental rate is approximately $252,000 effective April 1, 2007.

SED also leases an approximately 23,100 square foot facility in City of Industry, California. The City of Industry facility serves as a distribution center and sales center for SED. The annual rental rate under the lease is approximately $187,000. Pursuant to its terms, the lease will expire on April 30, 2010.

SED has lease obligations for several small facilities in Buenos Aires, Argentina. These facilities consist of various spaces in the Galeria business complex and are utilized for sales offices, administrative offices and warehouses by Intermaco S.R.L., a wholly-owned subsidiary of SED. Aggregate space is approximately 5,300 square feet. Payments total approximately $100,000 annually. The leases expire at various dates until May, 2010.

On December 1, 1997, SED began leasing an approximately 20,000 square foot administrative center and sales office in Bogota, Colombia. The Bogota center serves as a sales office and distribution facility for SED International de Colombia Ltda., a wholly-owned subsidiary of SED. The annual rental rate under the lease is approximately $67,000 per year. The lease will expire on June 30, 2008.

On May 1, 2003, SED began leasing an approximately 25,700 square feet facility in Richardson, Texas. The facility serves as a sales office and distribution center to service SED's customers in the Dallas area. SED is obligated for lease payments of approximately $116,000 per year through July 31, 2009.

On February 1, 2007, SED renewed a lease for approximately 17,400 square feet of distribution warehouse space in Tucker, Georgia. SED's annual rental obligation under this lease is approximately $57,000 through January 31, 2008.

On October 1, 2006, SED began leasing an approximately 2,400 square foot sales and distribution facility in Tampa, Florida. SED's annual rental obligation under this lease is approximately $18,000 through April 30, 2008.

Item 3. ***Legal Proceedings***

On March 15, 2007, Mark Diamond ("Mr. Diamond") filed a suit in the Superior Court of Fulton County, State of Georgia, captioned Mark Diamond v. SED International Holdings, Inc. et al., Civil Action file no. 2007-CV-131027. From 1999 to 2005 Mr. Diamond was president and chief operating officer, and from 2003 to 2005 he was also chief executive officer of SED Holdings; from 2004 to 2005 he was president, chief executive and chief operating officer of SED International; and from 1996 to 2005 he was also a director of SED Holdings. Prior to filing this lawsuit, on March 5, 2007, Mr. Diamond terminated a prior lawsuit he implemented against SED Holdings on November 3, 2005 in the Superior Court of Dekalb County, State of Georgia captioned Mark Diamond vs. SED International Holdings, Inc., et al., Civil Action file no. 05-CV-12452-7. Similar to that lawsuit, in this lawsuit, Mr. Diamond alleges that SED Holdings breached his employment agreement and makes multiple other claims pursuant to which he is demanding attorney's fees and an award of monetary damages under the theory of quantum meruit. Mr. Diamond claims he is due wages and other compensation in the amount of approximately $1.7 million, un-reimbursed expenses of approximately $85,000, director fees of an unspecified total, interest on all such amounts, and reimbursement of legal fees and expenses of an unspecified amount. The parties are currently engaged in written discovery. SED Holdings believes that it has meritorious defenses and will vigorously defend this matter.

On June 19, 2006 SED Holdings through its subsidiary, SED International, instituted an action in the Superior Court of Fulton County, State of Georgia captioned SED International, Inc. vs. Michael Levine, Civil Action file no. 2006-CV-118591. In the action, SED Holdings asserts that Mr. Levine breached the terms of the Termination Agreement with SED International and requests that the court grant injunctive relief. In response, Mr. Levine has denied SED Holdings' assertions, filed a third party complaint against SED Holdings and asserted counterclaims against SED International, alleging breach and infliction of emotional distress. In connection with the third party complaint and the counterclaims, Mr. Levine has asked that the court award him costs, fees and punitive damages. In October 2006, SED Holdings filed an Answer to his third party complaint and discovery commenced. Since that time, Mr. Levine has dismissed, without prejudice, all counterclaims filed by him against SED International and discovery has essentially been completed. SED Holdings is vigorously prosecuting this action and has filed a motion for summary judgment to his third party complaint.

On August 19, 2005, Mr. Diamond sent a complaint (received August 24, 2005) against SED International, SED Holdings' operating subsidiary, with the United States Department of Labor, Case No. 2006-SOX-000444, alleging that SED International violated the employee protection provisions of Title VIII of the Sarbanes-Oxley Act of 2002 when it terminated him from his executive officer positions. He has asked the Department of Labor to award him damages in the form of back-pay (rate of $375,000 per year plus benefits), attorney fees and expenses, and reinstatement as an executive officer of SED International. On December 13, 2005 the Department of Labor issued a decision in favor of SED International. Mr. Diamond appealed that decision and SED International filed a motion for summary judgment in its favor. In October 2006, the Department of Labor denied the motion for summary judgment in connection with his appeal. A trial was held on the issues from October 31, 2006 through November 3, 2006. In connection with the trial, both sides respectively submitted post-hearing briefs in January, March and July 2007. The parties are currently waiting for a ruling from the Administrative Law Judge. SED International believes that it has meritorious defenses to his complaint and is vigorously defending this matter.

Item 4. ***Submission of Matters to A Vote of Security Holders***

No matters were submitted to a vote of SED's shareholders during the fourth quarter of fiscal 2007. Subsequently, in August 2007, SED held a Special Meeting of Shareholders and filed on August 23, 2007 a Current Report on Form 8-K to disclose the voting results. The information contained in such report is incorporated herein by reference.

PART II

Item 5. ***Market for the Company's Common Stock, Related Shareholder Matters and Issuer Purchases of Equity Securities***

SED's common stock is not listed on any stock exchange. SED's common stock is currently quoted on the Pink Sheets over-the-counter electronic quotation service ("Pink Sheets") under the symbol "SECX." The following table sets forth the high and low bid information for the common stock for each quarter within the last two fiscal years, as reported by the Pink Sheets. The bid information reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	Bid Price	
	High	**Low**
Fiscal year 2007		
First	$ 1.00	$ .55
Second	1.40	.63
Third	1.40	.85
Fourth	1.60	.92
Fiscal year 2006		
First	.55	.35
Second	.53	.35
Third	.80	.39
Fourth	1.03	.55

As of August 31, 2007, the closing bid price per share for SED common stock, as reported on the Pink Sheets was $1.30 and SED had approximately 480 shareholders of record.

SED has never declared or paid cash dividends on its common stock. SED currently intends to retain earnings to finance its ongoing operations and it does not anticipate paying cash dividends in the foreseeable future. Future policy with respect to payment of dividends on the common stock will be determined by the Board of Directors based upon conditions then existing, including SED's earnings and financial condition, capital requirements and other relevant factors. SED International, the earnings of which would be the primary source of any dividend payments, and SED are parties to a revolving credit agreement which contains certain financial covenants that may impact SED's ability to pay dividends in the event SED should change its policy and choose to issue dividends. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

Information concerning SED's equity compensation plans required by Item 201(d) of Regulation S-K appears in Part III, Item 12 hereof and in Note 7 to SED's Consolidated Financial Statements.

FIVE YEAR PERFORMANCE GRAPH

The following graph presents a comparison of the cumulative total shareholder return on SED's common stock with the Russell Microcap Index and the average performance of a group consisting of SED's peer corporations on a line of business basis. The companies comprising the peer issuers group are Arrow Electronics, Inc; Avnet, Inc.; Ingram Micro Inc.; Merisel, Inc.; and Tech Data Corporation. This graph assumes that $100 was invested, on June 30, 2002, on SED's common stock and in the other indices and that all dividends were reinvested. The peer corporations were weighted on a market capitalization basis at the time of each reported data point. The stock price performance shown below is not necessarily indicative of future price performance.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among SED International Holdings, Inc., The Russell MicroCap Index
And A Peer Group
$250
$200
$150
$100
$50
$0
6/02
6/03
6/04
6/05
6/06
6/07
SED International Holdings, Inc.
Russell MicroCap
Peer Group

* $100 invested on 6/30/02 in stock or index-including reinvestment of dividends.
Fiscal year ending June 30.

	Base Period 6/02	Return 6/03	Return 6/04	Return 6/05	Return 6/06	Return 6/07
SED INTERNATIONAL HOLDINGS, INC.	100.00	73.72	156.11	36.43	85.00	138.77
RUSSELL MICROCAP	100.00	104.78	145.62	151.71	173.37	198.00
PEER GROUP	100.00	69.92	110.01	110.85	118.91	160.68

Item 6. *Selected Financial Data Five Year Financial Summary*

	Year ended June 30,				
	2007	2006	2005	2004	2003
Statement of operations data:					
Net sales	$ 408,435,000	$ 412,371,000	$ 380,864,000	$ 371,741,000	$ 413,148,000
Cost of sales	386,515,000	390,968,000	364,091,000	355,168,000	393,724,000
Gross profit	21,920,000	21,403,000	16,773,000	16,573,000	19,424,000
Selling, general and administrative expenses	20,254,000	17,958,000	17,195,000	18,536,000	24,961,000
Depreciation and amortization expense	413,000	422,000	868,000	1,233,000	1,614,000
Foreign currency transaction (gain) loss	(876,000)	512,000	(244,000)	14,000	581,000
Loss (gain) on disposal of assets	-	-	31,000	(30,000)	(3,000)
Impairment charges	-	-	-	-	39,000
Operating income (loss)	2,129,000	2,511,000	(1,077,000)	(3,180,000)	(7,768,000)
Interest expense — net	1,574,000	1,389,000	691,000	246,000	470,000
Other income — net	-	-	-	-	10,513,000
Income (loss) before income taxes from continuing operations	555,000	1,122,000	(1,768,000)	(3,426,000)	2,275,000
Income tax expense	1,368,000	931,000	680,000	801,000	613,000
(Loss) income from continuing operations	(813,000)	191,000	(2,448,000)	(4,227,000)	1,662,000
(Loss) income from discontinued operations	(70,000)	193,000	(154,000)	(42,000)	(4,742,000)
Net (loss) income	$ (883,000)	$ 384,000	$ (2,602,000)	$ (4,269,000)	$ (3,080,000)
Basic and diluted (loss) income per share:					
From continuing operations	$ (.21)	$ .05	$ (.63)	$ (1.10)	$ 0.43
From discontinued operations	(.02)	.05	(.04)	(.01)	(1.24)
Basic and diluted (loss) income per share	$ (.23)	$ .10	$ (.67)	$ (1.11)	$ (0.81)
Weighted average number of shares outstanding:					
Basic	3,877,000	3,872,000	3,871,000	3,856,000	3,816,000
Diluted	3,877,000	3,884,000	3,871,000	3,856,000	3,816,000

	At June 30,				
	2007	2006	2005	2004	2003
Balance sheet data:					
Working capital	$ 21,055,000	$ 20,528,000	$ 20,632,000	$ 22,001,000	$ 25,514,000
Total assets	93,222,000	75,315,000	70,783,000	69,219,000	86,170,000
Shareholders' equity	22,159,000	21,469,000	21,823,000	23,606,000	27,716,000

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with the consolidated financial statements of SED and the notes thereto and the Selected Consolidated Financial Data included elsewhere herein. Historical operating results are not necessarily indicative of trends in operating results for any future period.

Overview

During fiscal 2007, SED's consolidated net sales decreased approximately 1.0% when compared to fiscal 2006. This can be attributed to a 9.1% decrease in domestic sales offset by a 14.7% increase in Latin America and export sales. Sales in Latin America and export sales from the United States represented 39.5% of sales in fiscal 2007 compared to 34.1% in fiscal 2006.

The revenue increase in Latin America and export sales from fiscal 2006 along with product mix changes resulted in an improvement of in gross profit during fiscal 2007. Gross profit as a percentage of net sales increased to 5.4% in fiscal 2007, compared to 5.2% in fiscal 2006.

Selling, general and administrative expenses, excluding depreciation and amortization expense, increased to $20.3 million or 5.0% of net sales in 2007 compared to $18.0 million or 4.4% in fiscal 2006.

SED had a net loss of $.9 million in fiscal 2007, compared to a net income of $.4 million in fiscal 2006. SED had a loss from discontinued operations of $70,000 in fiscal 2007 compared to a gain of $193,000 in fiscal 2006. Operating income in Latin American subsidiaries was $3.2 million in fiscal 2007 and $2.1 million in fiscal

2006 while operating loss in the United States was $1.1 million in fiscal 2007 compared to operating income of $.4 million in fiscal 2006.

SED experienced a slight decline in net sales in fiscal 2007 compared to fiscal 2006 and recognized operating income in both fiscal 2007 and 2006. SED incurred an operating loss in fiscal 2005. Company management is continuing to focus on increasing sales and profit margins and reducing administrative and overhead costs. There is no assurance SED will be successful in its efforts. Failure to improve margins and reduce overhead could adversely affect SED's profitability and financial condition.

Numerous factors and conditions impact SED's ability to adequately achieve its profit goals, including, but not limited to, the following:

- *Continuation of distribution agreements* — SED operates under formal but cancelable distribution agreements with certain of its suppliers. If these agreements were cancelled, SED would be forced to obtain its products through wholesalers. This would reduce SED's profit margin on the affected products.

- *Availability of certain products* — From time to time, due to production limitations or heavy demand, SED may only be able to purchase a limited amount of popular products from its suppliers.

- *Product margins* — SED operates in a very competitive business environment. Accordingly, product margins are continually under pricing pressure. From time to time, SED receives price protection and other considerations from its vendors. While SED has no reason to believe such vendor consideration will not continue, no assurance can be given that such price protection and other considerations will continue to be received in the future.

- *Vendor credit* — SED significantly relies on its suppliers for trade credit. Changes by the suppliers in their credit terms could force SED to obtain less favorable financing for its purchases.

- *Product obsolescence* — SED offers a broad line of products that are subject to fast technological obsolescence, which increases the risk of inventory markdown. Through its vendor agreements, SED has certain stock return privileges, which vary from supplier to supplier. SED believes stock return programs will continue in the future, but can give no assurance about whether these programs will continue.

- *Consumer Electronics* – SED has entered into the distribution of consumer electronics in fiscal 2004, which is highly competitive. Some of SED's competitors have substantially greater financial, marketing and distribution resources than SED and SED may be unable to successfully compete with these companies. Failure to successfully penetrate this market could have an adverse impact on SED's cash flows, financial position and operating results.

- *Credit decisions and losses* — SED maintains an experienced customer credit staff and relies on customer payment history and third party data to make customer credit decisions. Nevertheless, SED may experience customer credit losses in excess of its expectations. From time to time, depending on credit risk assessment and coverage costs, SED maintains credit insurance for customers located in the United States and maintains insurance in many Latin American countries (subject to certain terms and conditions). However, the terms of the credit insurance agreement require SED to maintain certain minimum standards and policies with respect to extending credit to customers. If SED does not adhere to such policies, the insurance companies may not pay claims submitted by SED.

- *Proportionate control of general and administrative costs* — SED attempts to control its overhead costs to keep such costs in line with its sales volume. As sales volumes fluctuate, SED must continually monitor its overhead costs and make adjustments timely and appropriately.

- *Uncertain and possibly volatile economic and political environment in Latin America* — The general economic and political environment in the countries in which SED operates in Latin America is uncertain and, at times, volatile. As a result of these conditions, SED could experience unexpected costs from its operations in these countries.

- *Availability of credit facilities* — SED operates under a formal credit facility with a bank obtained in

September 2005. The agreement was amended in March 2007 to extend the maturity to September 2011. This credit facility is subject to certain collateral limitations and certain covenants. SED from time to time has violated the financial covenants associated with previous credit agreements, but was successful in negotiating waivers of such violations. No assurance can be given that SED will be able to maintain compliance with financial covenants, or obtain waivers in the event of non-compliance, in the future. Failure to maintain compliance with the financial covenants could adversely affect SED's ability to obtain vendor credit and the overall business operations. The principal credit facility, which expires in September 2011, is further described in Note 4 to SED's Consolidated Financial Statements.

- *Cash flows* — While not presently anticipated, SED's continued operation in Latin America may require additional capital infusion in the form of loans from the parent company or other debt borrowings by the subsidiary. The September 2005 credit facility places certain restrictions on the future funding of Latin American operations (see Note 4 to SED's Consolidated Financial Statements).

For SED's domestic operations, all purchases and sales are denominated in United States dollars. For SED's operations in Colombia and Argentina, in-country transactions are conducted in the respective local currencies of these two locations while import purchases are generally denominated in United States dollars.

Results of Continuing Operations

The following table sets forth, for the years presented, the percentage of net sales represented by certain items in SED's consolidated statements of operations:

	Year Ended June 30,		
	2007	**2006**	**2005**
Net sales	100.00%	100.00%	100.00%
Cost of sales, including buying and occupancy expense	94.63%	94.81%	95.60%
Gross profit	5.37%	5.19%	4.40%
Selling, general and administrative expenses	4.96%	4.35%	4.51%
Depreciation and amortization expense	.10%	.10%	.23%
Foreign currency transactions (gain) loss	(.21)%	.13%	(.06)%
Operating income (loss)	.52%	.61%	(.28)%
Interest expense	.38%	.34%	.18%
Income (loss) before income taxes from continuing operations	.14%	.27%	(.46)%
Income tax expense	.34%	.22%	.18%
(Loss) income from continuing operations	(.20)%	.05%	(.64)%

Fiscal 2007 Compared to Fiscal 2006

Net sales from continuing operations decreased 1.0%, or $4.0 million, to $408.4 million in fiscal 2007 compared to $412.4 million in fiscal 2006. Microcomputer product sales, excluding handling revenue, increased 1.3% to $353.6 million compared to $349.1 million in fiscal 2006 due to an increase in Hewlett Packard product sales. Consumer electronics sales in fiscal 2007 increased 42.2% to $46.2 million compared to $32.5 million in fiscal 2006 due to an increase in sales of Westinghouse product and the addition of other consumer product lines. Wireless revenues in fiscal 2007 declined 74.1% to $7.6 million compared to $29.5 million in fiscal 2006 due to a decrease in LG Infocomm and Audiovox products available to SED.

Net sales from continuing operations decreased 1.0%, or $4.0 million, to $408.4 million in fiscal 2007 compared to $412.4 million in fiscal 2006. Information concerning SED's domestic and foreign sales is summarized below:

	Year Ended June 30,		Change	
	2007	2006	Amount	Percent
	($ in Millions)			
United States:				
Domestic	$ 247.1	$ 271.8	$ (24.7)	(9.1%)
Export	73.9	64.1	9.8	15.3%
Latin America	90.0	76.5	13.5	17.6%
Elimination	(2.6)	–	(2.6)	N/A
Consolidated	$ 408.4	$ 412.4	$ (4.0)	(1.0%)

Domestic sales were $247.1 million and $271.8 million in fiscal 2007 and fiscal 2006, respectively. The decrease in domestic sales was due to a $20.8 million decrease in cellular products and an $11.0 million decrease in computer products offset by a $7.1 million increase in consumer electronics products. Latin America and export sales were $161.3 million and $140.6 million in fiscal 2007 and fiscal 2006, respectively. The increase in Latin America and export sales was due to an increase in sales of computer products, printers and consumable printer products.

Sales of microcomputer products, including handling revenue, represented approximately 86.8% of SED's net sales in fiscal 2007 compared to 85.0% for fiscal 2006. Sales of consumer electronics products accounted for approximately 11.3% of SED's net sales in fiscal 2007 compared to 7.9% for fiscal 2006. Sales of wireless telephone products accounted for approximately 1.9% of SED's net sales in fiscal 2007 compared to 7.1% for fiscal 2006. Sales of wireless telephone products declined due to LG product availability issues caused by a discontinued vendor relationship with LG.

Gross profit increased $.5 million to $21.9 million in fiscal 2007, compared to $21.4 million in fiscal 2006. Gross profit as a percentage of net sales increased to 5.4% from 5.2% for fiscal 2007 compared to 2006. The gross profit increase resulted from a more favorable mix of products sold in the United States which offset a margin decline in Latin America. Gross profit in Latin America declined principally due to changes in product cost related to unfavorable exchange rates which caused product cost to rise. Overall, SED continues to experience pricing pressure in selling products.

Selling, general and administrative expenses, excluding depreciation and amortization expense, for fiscal 2007 increased 12.8% to $20.3 million, compared to $18.0 million in fiscal 2006. These expenses as a percentage of net sales increased to 5.0% in 2007 compared to 4.4% in fiscal 2006. The increase in selling, general and administrative expenses was primarily due to several factors including (i) an increase of approximately $130,000 in employee and contract labor, (ii) an increase of $550,000 in credit and collection expense, (iii) an increase of $440,000 in occupancy and security expense, and (iv) an increase of $260,000 in professional fees. Other general expenses increased in fiscal 2007 compared to fiscal 2006 due to the non-recurrence of credits totaling $600,000 recorded in fiscal 2006 for sales tax and escheat credit settlements.

Depreciation and an amortization was $.4 million in both fiscal 2007 and fiscal 2006.

SED has significant U.S. dollar denominated liabilities in Latin American subsidiaries. The revaluation resulted in foreign currency transaction gains totaling approximately $.9 million in fiscal 2007 as compared to a loss of approximately $.5 million in fiscal 2006. See Item 7A for further discussion.

Interest expense was $1.6 million in fiscal 2007 compared to $1.4 million in fiscal 2006. This change resulted primarily from rising interest rates and a higher average loan balance.

Income tax expense was approximately $1.4 million in fiscal 2007 compared to $.9 million in fiscal 2006. At June 30, 2007, SED has a gross net operating loss carried forward for U.S. federal tax purposes of approximately $63.0 million and state tax purposes of approximately $53.6 million; expiring at various dates through 2027. At

June 30, 2007 and 2006, SED has recorded valuation allowances for principally all deferred tax assets, except for those relating to Intermaco S.R.L. (Argentina), as it is not more likely than not that these assets will be realized.

Fiscal 2006 Compared to Fiscal 2005

Net sales from continuing operations increased 8.3%, or $31.5 million, to $412.4 million in fiscal 2006 compared to $380.9 million in fiscal 2005. Microcomputer product sales, excluding handling revenue, increased 12.4% to $349.1 million compared to $310.7 million in fiscal 2005 due to an increase in Acer and Hewlett Packard product sales. Wireless revenues in fiscal 2006 declined 35.2% to $29.5 million compared to $45.5 million in fiscal 2005 due to a decrease in LG Infocomm and Audiovox products available to SED. Consumer electronics sales in fiscal 2006 increased 38.9% to $32.5 million compared to $23.4 million in fiscal 2005 due to an increase in sales of Panasonic product and the addition of other consumer product lines.

Information concerning SED's domestic and foreign sales is summarized below:

	Year Ended June 30,		Change	
	2006	2005	Amount	Percent
	($ in Millions)			
United States:				
Domestic	$ 271.8	$ 267.5	$ 4.3	1.6%
Export	64.1	59.5	4.6	7.7%
Latin America	76.5	53.9	22.6	41.9%
Consolidated	$ 412.4	$ 380.9	$ 31.5	8.3%

Domestic sales were only slightly higher in fiscal 2006 compared to fiscal 2005. The increase in U.S. export sales was primarily due to an improvement in the sale of desktops, notebooks, printers and printer consumables while sales in our Latin American subsidiaries increased due to the slightly improving economies in Argentina and Colombia.

Sales of microcomputer products represented approximately 85.0% of SED's net sales in fiscal 2006 compared to 81.9% for fiscal 2005. Sales of wireless telephone products accounted for approximately 7.1% of SED's net sales in fiscal 2006 compared to 12.0% for fiscal 2005. Sales of consumer electronics products accounted for approximately 7.9% of SED's net sales in fiscal 2006 compared to 6.1% for fiscal 2005.

Gross profit increased $4.6 million to $21.4 million in fiscal 2006, compared to $16.8 million in fiscal 2005. Gross profit as a percentage of net sales increased to 5.2% in fiscal 2006 compared to 4.4% in 2005. The increase in gross profit margin is primarily a result of volume and higher margin sales. SED's margins may be affected by several factors including (i) the mix of products sold, (ii) the price of products sold and provided and (iii) increased competition. Overall, SED continues to experience pricing pressure in selling products.

Selling, general and administrative expenses for fiscal 2006 increased 4.4% to $18.0 million, compared to $17.2 million in fiscal 2005. These expenses as a percentage of net sales decreased to 4.4% in 2006 compared to 4.5% in fiscal 2005. The increase in expense from the prior year is attributed to several factors including (i) approximately $.9 million in employee related expenses for salaries and commissions related to increased sales volumes and margins, and (ii) a net decline of $.1 million in other expenses.

The results of operations of SED are subject to and can be adversely affected by the inflationary conditions in Latin America and the fluctuations of the Argentine and Colombian currencies. Since SED has significant U.S. dollar denominated liabilities in Latin American subsidiaries, the devaluation resulted in foreign currency transaction losses totaling approximately $.5 million in fiscal 2006 as compared to gains of approximately $.2 million in fiscal 2005. See Item 7A for further discussion.

Net interest expense was $1.4 million in fiscal 2006 compared to $.7 million in fiscal 2005 resulting from increased borrowings and rising interest rates.

Income tax expense was approximately $.9 million in fiscal year 2006 compared to $.7 million in 2005. The income tax expense is primarily related to income generated by SED's Latin American subsidiaries. At June 30, 2006, SED has a gross net operating loss carried forward for U.S. federal tax purposes of approximately $58.5 million and state tax purposes of approximately $52.1 million; expiring at various dates through 2026. At June 30, 2006 and 2005, SED has recorded valuation allowances for principally all deferred tax assets, except for those relating to Intermaco S.R.L. (Argentina), as it is uncertain that these assets will be realized.

Discontinued Operations

In February 2003, SED resolved to discontinue commercial operations of its Brazilian subsidiary, SED International do Brasil Distribuidora, Ltda. (the "Brazil Operation"). Accordingly, the operating results of SED International do Brasil Distribuidora, Ltda. have been classified as a discontinued operation for all periods presented in SED's consolidated statements of operations. See Note 12 to SED's Consolidated Financial Statements.

SED International do Brasil Distribuidora, Ltda. has been transitioned from a commercial operating company into dormancy. During the dormancy period, SED may incur ongoing operating expenses for attorney fees, statutory bookkeeping and reporting services. Please refer to Note 12 to SED's Consolidated Financial Statements for further information regarding the results of operations for the reporting periods.

SED International do Brasil Distribuidora Ltda. has various litigations related to additional income taxes and social taxes allegedly due from the fiscal years 1998 through 2004. These legal claims were filed during the years 2002 and 2003. The legal claims range from $3,000 to $219,000 each or $522,000 in the aggregate. During fiscal 2007 SED incurred $70,000 in costs related to Brazil. After recording this cost, SED has an accrued liability of $270,000 at June 30, 2007 to cover potential losses related to these claims.

Quarterly Data

The following table sets forth certain unaudited quarterly historical consolidated financial data for each of SED's last eight fiscal quarters ended June 30, 2007. This unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere herein and, in SED's opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the selected quarterly information. This information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere herein. The operating results for any quarter shown are not necessarily indicative of results for any future period.

	Quarter Ended							
	Sept 30, 2005	Dec 31, 2005	Mar 31, 2006	June 30, 2006	Sept 30, 2006	Dec 31, 2006	Mar 31, 2007	June 30, 2007
	(In thousands, except per share data)							
Net sales	$ 102,298	$ 102,986	$ 109,557	$ 97,530	$ 96,621	$ 93,009	$ 107,692	$ 111,113
Gross profit	4,484	5,275	5,666	5,978	5,124	5,364	6,030	5,402
Operating income (loss)	1	756	1,069	685	760	750	825	(206)
(Loss) income from continuing operations	(459)	158	441	51	113	27	21	(974)
(Loss) income from discontinued operations	(7)	-	-	200	-	-	-	(70)
Net (loss) income	$ (466)	$ 158	$ 441	$ 251	$ 113	$ 27	$ 21	$ (1,044)
(Loss) income per share:								
From continuing operations	$ (.12)	$ .04	$ .11	$ .02	$ .03	$ .01	$ -	$ (.25)
From discontinued operations	-	-	-	.05	-	-	-	(.02)
Total (loss) income per share	$ (.12)	$ .04	$ .11	$ .07	$ .03	$ .01	$ -	$ (.27)

Contractual Obligations

The following table summarized SED's contractual obligations, as discussed in the Notes to the Consolidated Financial Statements as of June 30, 2007.

Payments Due By Period

Contractual Obligations	TOTAL	2008	2009	2010	2011	2012
Operating Leases	$ 3,589,000	$ 1,119,000	$1,113,000	$755,000	$392,000	$210,000

Off-Balance Sheet Arrangements

An off-balance sheet arrangement is any contractual arrangement involving an unconsolidated entity under which a company has (a) made guarantees, (b) a retained or a contingent interest in transferred assets, (c) any obligation under certain derivative instruments or (d) any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to SED, or engages in leasing, hedging, or research and development services within SED.

SED does not have any off-balance sheet financing arrangements or unconsolidated special purpose entities.

Liquidity and Capital Resources

SED's liquidity requirements arise primarily from the funding of working capital needs, including inventories and trade accounts receivable. As a percentage of total assets exclusive of other receivables, accounts receivable and inventories were approximately 89.9% and 91.0% in fiscal 2007 and 2006, respectively. It has been SED's experience that in periods of revenue growth, investments in accounts receivable and inventories grow, and SED's need for financing may increase. In the periods in which revenue declines, investments in accounts receivable and inventories generally decrease and cash is generated. At June 30, 2007, accounts receivable and inventories, net of payables, increased by $8.6 million, or 24.8%, compared with June 30, 2006. In fiscal 2006, accounts receivable and inventories, net of payables, increased by 2.3%, or $.8 million, compared with fiscal 2005.

Historically, SED has financed its liquidity needs largely through internally generated funds, borrowings under its credit agreement and vendor lines of credit. SED derives a substantial portion of its operating income and reported cash flows from its foreign subsidiaries and, due to certain bank and regulatory regulations, relies on such cash flows to satisfy its foreign obligations. While SED continues operations in Latin America, management believes that domestic banking agreements and international monetary restrictions may limit SED's ability to transfer cash between its domestic and international subsidiaries.

At June 30, 2007, SED had cash and cash equivalents of $3.4 million, of which $1.9 million is held in Latin American banks by SED's subsidiaries in Argentina and Colombia. The funds held in Latin American banks are generally not available for use domestically without withholding taxes. At June 30, 2007, SED's principal source of liquidity is its $3.4 million of cash, and its revolving credit facility. SED's availability under the Wachovia Agreement was $8.4 million at June 30, 2007, net of $3.6 million in reserves for outstanding stand-by letters of credit.

The net amount of cash used in SED's operating activities in fiscal 2007 was $8.4 million, principally as a result of changes in working capital requirements. The net amount of cash used in investing activities in fiscal 2007 was $.5 million. The net amount of cash provided by financing activities in fiscal 2007 was $7.0 million.

The net amount of cash used in operating activities in fiscal 2006 was $2.0 million, principally reflecting changes in working capital requirements. The net amount of cash used in investing activities in fiscal 2006 was $.2 million. The net amount of cash provided by financing activities in fiscal 2006 was $3.9 million and reflects additional borrowings under our short-term revolving credit.

The net amount of cash used in SED's operating activities in fiscal 2005 was $3.7 million, principally as a result of changes in working capital requirements. The net amount of cash used for investing activities in fiscal 2005 was $.5 million. The net amount of cash provided by financing activities in fiscal 2005 was $2.7 million reflecting additional borrowings under our revolving credit facility.

SED's cash flows in fiscal 2007 were positively affected by the favorable changes in exchange rates in the Latin American countries in which SED does business. The exchange rate changes had the effect of providing approximately $.8 million in cash for the year ended June 30, 2007 as compared to using $.4 million in fiscal 2006 and providing $.4 million in fiscal 2005.

On March 1, 2007, SED signed a three-year extension on a credit facility with Wachovia Bank, National Association (the "Wachovia Agreement") which extended the maturity to September 21, 2011. The Wachovia agreement was originally entered into on September 21, 2005 with a term of three years. On July 17, 2007, SED elected to increase its line of credit to $40.0 million from $35.0 million as allowed under the Wachovia agreement. On August 23, 2007, the Wachovia line of credit was increased temporarily for 60 days to $50.0 million to accommodate a $9.0 million purchase from one vendor for a televised product offering by one of SED's customers. After the 60 day period, the line of credit will revert back to $40.0 million. The Wachovia agreement provides for revolving borrowings based on SED's eligible accounts receivable and inventory as defined therein, and the line of credit may be increased to $50.0 million, on a non-temporary basis, in $5.0 million increments at SED's direction, if certain additional criteria are met.

Borrowings under the Wachovia Agreement accrue interest based upon a variety of interest rate options depending upon the computation of availability as defined therein. The interest rates range from LIBOR, plus a margin ranging from 1.25% to 2.00%, to the prime rate. SED is also subject to a commitment fee of .25% on the unused portion of the facility. Interest is payable monthly. Borrowings under the Wachovia Agreement are collateralized by substantially all domestic assets of SED and 65% of each of SED's shares in its foreign subsidiaries, respectively.

The Wachovia Agreement contains certain covenants which, among other things, require that SED maintain availability of $5 million or more during the agreement to make advances to SED's Latin American subsidiaries. SED's advances to its Latin American subsidiaries are restricted. The Wachovia Agreement also contains a covenant which requires that if SED's availability is less than $3.5 million ($5.0 million prior to amendment) at any time during the agreement, then maintenance of a minimum fixed charge coverage ratio is required, as defined. The Wachovia Agreement also restricts SED's ability to distribute dividends.

Available borrowings under this agreement, based on collateral limitations at June 30, 2007 were $8.4 million. Average borrowings, maximum borrowings and weighted average interest rate for fiscal 2007 were $21.1 million, $26.6 million and 7.1%, respectively. The weighted average interest rate on outstanding borrowings under credit facilities was 7.1% at June 30, 2007. Average borrowings, maximum borrowings and weighted average interest rate for fiscal 2006 were $20.5 million, $25.1 million and 6.6%, respectively.

The carrying value of all bank debt at June 30, 2007 approximates its fair value based on the variable market rates of interest on such bank debt. Outstanding Letters of Credit under the Wachovia Agreement totaled $ 3.6 million at June 30, 2007.

On January 26, 2007, the Company entered into a 3 year interest rate swap contract to reduce the impact of the fluctuations in the interest rate on $5.0 million notional amount of the revolving credit facility. The contract effectively converted the variable rate to a fixed rate of 5.20%. On June 8, 2007, the three year swap agreement was amended to a notional amount of $10.0 million with a fixed rate of 5.37%. The Company utilizes derivative financial instruments to reduce interest rate risk. The Company does not hold or issue derivative financial instruments for trading purposes. Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), establishes accounting and reporting standards for derivative instruments and hedging activities. As required by SFAS 133, the Company recognizes all derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value. Changes in the fair value of those instruments are reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of cash flows of the asset or liability hedged. The fair value of the interest rate swap contract was not material at June 30, 2007.

There have been no material changes to obligations and/or commitments since year-end. Purchase orders or contracts for the purchase of inventory and other goods and services are not included in management's estimates. Management is not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. SED's purchase orders are based on its current distribution needs and are fulfilled by its vendors within short time horizons. SED does not have significant agreements for the purchase of inventory or other goods specifying minimum quantities or set prices that exceed our expected requirements for the year ended June 30, 2007.

Management believes that SED's credit agreements together with vendor lines of credit and internally generated funds will be sufficient to satisfy its working capital needs during fiscal 2008. However, no assurance can be given that SED will be able to remain in compliance with the financial covenants associated with the Wachovia

Agreement, or that SED will be able to continue to obtain credit from its vendors in the future. Failure to maintain compliance under the Wachovia Agreement or obtain vendor lines of credit could significantly and adversely affect SED's business operations.

Critical Accounting Policies and Estimates

Allowance for Doubtful Accounts — Methodology

An allowance for uncollectible accounts has been established based on collection experience and an assessment of the collectibility of specific accounts. Management evaluates the collectibility of accounts receivable based on a combination of factors. Initially, management estimates an allowance for doubtful accounts as a percentage of accounts receivable based on historical collections experience. This initial estimate is periodically adjusted when management becomes aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. The overall determination of the allowance also considers credit insurance coverage and deductibles, which SED has maintained from time to time. SED maintains credit insurance, which protects SED from credit losses exceeding certain deductibles for certain domestic sales and certain export shipments from the United States. SED maintains credit insurance in many Latin American countries (subject to certain terms and conditions). See Note 11 to SED's Consolidated Financial Statements for a summary of the movement of the allowance for doubtful accounts.

Inventories — Slow Moving , Obsolescence, and Lower of Cost or Market

Most of SED's vendors allow for either return of goods within a specified period (usually 45-90 days) or for credits related to price protection. However, for other vendor relationships and inventories, SED is not protected by vendors from the risk of inventory loss. Therefore, in determining the net realizable value of inventories, management identifies slow moving or obsolete inventories that (1) are not protected by vendor agreements from risk of loss, and (2) are not eligible for return under various vendor return programs. Based upon these factors, management estimates the net realizable value of inventories and records any necessary adjustments as a charge to cost of sales. If inventory return privileges were discontinued in the future, or if vendors were unable to honor the provisions of certain contracts, which protect SED from inventory losses, including price protections, the risk of loss associated with obsolete, slow moving or impaired inventories would increase. SED's reserve for obsolete and slowing moving inventories was approximately $945,000 at June 30, 2007 or 2.2% of gross inventories.

Financial Instruments

SED's principal financial instruments consist of cash, accounts receivable, accounts payable and revolving credit facilities. The carrying value of these financial instruments approximate fair value based upon the short-term nature of the instruments, and the variable rates on credit facilities.

The functional currency for SED's international subsidiaries is the local currency for the country in which the subsidiaries own their primary assets. The translation of the applicable currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. Any related translation adjustments are recorded directly to shareholders' equity as a component of accumulated other comprehensive loss. It is SED's policy not to enter into derivative contracts for speculative trading purposes.

SED's revolving credit facility is currently a variable rate facility. During fiscal 2007, SED entered into a three year interest rate swap contract to reduce the impact of the fluctuations in the interest rate on $10.0 million notional amount of the obligation under its revolving credit facility.

Inflation and Price Levels

Inflation has not had a significant impact on SED's overall business because of the typically decreasing costs of products sold by SED. SED also receives vendor price protection for a significant portion of its inventory. In the event a vendor or competitor reduces its prices for goods purchased by SED prior to SED's sale of such goods, SED generally has been able either to receive a credit from the vendor for the price differential or to return the goods to the vendor for credit.

The Latin American countries in which SED operates have experienced high rates of inflation and hyperinflation from time to time in the past. At this time, management estimates that inflation may have a material impact on SED's Latin American business operations in the immediate future (See Item 7A).

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

SED is subject to market risk arising from adverse changes in interest rates and foreign exchange rates. SED does not enter into financial investments for speculation or trading purposes and is not a party to any financial or commodity derivatives.

Interest Rate Risk

SED's cash equivalents and short-term investments and its outstanding debt bear variable interest rates which adjust to market conditions. Changes in the market rate affect interest earned and paid by SED. Changes in the interest rates are not expected to have a material impact on SED's results of operations.

The Company utilizes derivative financial instruments to reduce interest rate risk as described in the *Liquidity and Capital Resources* section. The Company does not hold or issue derivative financial instruments for trading purposes.

Foreign Currency Exchange

The functional currency for SED's international subsidiaries is the local currency for the country in which the subsidiaries own their primary assets. The translation of the applicable currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during the period. Any related translation adjustments are recorded directly to shareholders' equity as a component of comprehensive income. As a result of the change in currency, SED recorded foreign currency translation gain as a component of comprehensive income of approximately $1,626,000 for the fiscal year ended June 30, 2007.

SED distributes many of its products in foreign countries, primarily in Latin America. Approximately 39.5% of SED's total net sales were generated from sales made to resellers located in Latin American countries during the twelve-month period ended June 30, 2007. SED's foreign subsidiaries procure inventory payable in U.S. dollars for resale in their respective countries. Upon settlement of the receivables and payables, SED may be required to record transaction gains or losses resulting form currency fluctuations from the time the subsidiary entered into the agreement to settlement date of the liability. During the year ended June 30, 2007, SED recorded transaction gains of approximately $876,000. At June 30, 2007, SED's foreign subsidiaries had approximately $7.6 million in U.S. dollar denominated liabilities. In the aggregate, if the value of the dollar against the foreign denominated currency strengthens by 10%, SED would record a transaction loss of approximately $760,000. Conversely, if the value of the dollar declines by 10%, SED would record a transaction gain of approximately $760,000.

The information included in SED's Annual Report does not include the potential impact that might arise from any decline in foreign currency in Latin America after June 30, 2007 or those declines which may occur in the future and, accordingly, should be analyzed considering that circumstance.

Since January 1, 2002, the Argentine economy has experienced inflation. During fiscal 2007, the inflation rate was 8.4% compared to 10.6% in fiscal 2006. The devaluation, which commenced in January 2002, could make it more difficult for Argentine companies to service their commercial and financial obligations due in or tied to the U.S. dollar. Any of the foregoing events and a continuation of the Argentine recession may have a material adverse effect on SED's business, results of operations, financial condition, and ability to make payments on SED's indebtedness and on SED's common stock market price. The information included in SED's financial statements, and other documentation, does not contain the potential impact that might arise from the situation described above and, accordingly, should be analyzed considering that circumstance.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
SED International Holdings, Inc. and Subsidiaries

We have audited the consolidated balance sheets of SED International Holdings, Inc. and Subsidiaries as of June 30, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended June 30, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SED International Holdings, Inc. and Subsidiaries as of June 30, 2007 and 2006, and their results of operations and cash flows for each of the years in the three-year period ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ J.H. Cohn LLP

Roseland, New Jersey
September 20, 2007

SED INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	
	2007	2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,356,000	$ 4,426,000
Trade accounts receivable, less allowance for doubtful accounts of $348,000 (2007) and $437,000 (2006)	42,059,000	33,584,000
Inventories, net	41,751,000	32,720,000
Deferred income taxes, net	23,000	58,000
Other current assets	4,929,000	3,586,000
Total current assets	92,118,000	74,374,000
Property and equipment, net	1,104,000	941,000
Total assets	$ 93,222,000	$ 75,315,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Trade accounts payable	$ 40,342,000	$ 31,480,000
Accrued and other current liabilities	6,177,000	4,834,000
Revolving credit facility	24,544,000	17,532,000
Total liabilities	71,063,000	53,846,000
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $1.00 par value; 129,500 shares authorized, none issued	–	–
Common stock, $.01 par value; 100,000,000 shares authorized, 5,573,347 (2007) and 5,583,347 (2006) shares issued, 3,878,856 (2007) and 3,888,856 (2006) shares outstanding	56,000	56,000
Additional paid-in capital	68,531,000	68,584,000
Accumulated deficit	(30,479,000)	(29,596,000)
Accumulated other comprehensive loss	(2,862,000)	(4,488,000)
Treasury stock, 1,694,491 shares, at cost	(13,087,000)	(13,087,000)
Total shareholders' equity	22,159,000	21,469,000
Total liabilities and shareholders' equity	$ 93,222,000	$ 75,315,000

See notes to consolidated financial statements.

SED INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended June 30,		
	2007	2006	2005
Net sales	$ 408,435,000	$ 412,371,000	$ 380,864,000
Cost of sales	386,515,000	390,968,000	364,091,000
Gross profit	21,920,000	21,403,000	16,773,000
Selling, general and administrative expenses, excluding depreciation and amortization expense	20,254,000	17,958,000	17,195,000
Depreciation and amortization expense	413,000	422,000	868,000
Foreign currency transactions (gain) loss	(876,000)	512,000	(244,000)
Loss on disposal of assets	—	—	31,000
Operating income (loss)	2,129,000	2,511,000	(1,077,000)
Interest expense	1,574,000	1,389,000	691,000
Income (loss) before income taxes from continuing operations	555,000	1,122,000	(1,768,000)
Income tax expense	1,368,000	931,000	680,000
(Loss) income from continuing operations	(813,000)	191,000	(2,448,000)
(Loss) income from discontinued operations	(70,000)	193,000	(154,000)
Net (loss) income	$ (883,000)	$ 384,000	$ (2,602,000)
Basic and diluted (loss) income per share:			
From continuing operations	$ (.21)	$ .05	$ (.63)
From discontinued operations	(.02)	.05	(.04)
Basic and diluted (loss) income per share	$ (.23)	$ .10	$ (.67)
Weighted average number of shares outstanding:			
Basic	3,877,000	3,872,000	3,871,000
Diluted	3,877,000	3,884,000	3,871,000

See notes to consolidated financial statements.

SED INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Treasury Stock		Unearned Compensation	Total Shareholders'
	Shares	Par Value	Capital	Deficit	Loss	Shares	Cost	Stock Awards	Equity
BALANCE JUNE 30, 2004	5,569,872	$ 56,000	$ 68,574,000	$ (27,378,000)	$ (4,510,000)	1,690,701	$ (13,083,000)	$ (53,000)	$ 23,606,000
Amortization of stock awards ...								20,000	20,000
Stock-based compensation			18,000						18,000
Exercise of stock options	6,666		3,000						3,000
Net loss				(2,602,000)					(2,602,000)
Translation adjustments					778,000				778,000
Comprehensive loss.............									(1,824,000)
BALANCE JUNE 30, 2005	5,576,538	56,000	68,595,000	(29,980,000)	(3,732,000)	1,690,701	(13,083,000)	(33,000)	21,823,000
Reclassification of unvested stock awards – adoption of SFAS 123 (R)			(33,000)					33,000	
Stock-based compensation			20,000						20,000
Treasury shares purchased.......	141					3,790	(4,000)		(4,000)
Exercise of stock options	6,668		2,000						2,000
Net income				384,000					384,000
Translation adjustments					(756,000)				(756,000)
Comprehensive loss.............									(372,000)
BALANCE JUNE 30, 2006	5,583,347	56,000	68,584,000	(29,596,000)	(4,488,000)	1,694,491	(13,087,000)	—	21,469,000
Stock awards cancelled	(10,000)		(75,000)						(75,000)
Stock-based compensation			22,000						22,000
Net loss				(883,000)					(883,000)
Translation adjustments					1,626,000				1,626,000
Comprehensive income..........									743,000
BALANCE JUNE 30, 2007	5,573,347	$ 56,000	$ 68,531,000	$ (30,479,000)	$ (2,862,000)	1,694,491	$ (13,087,000)	$ —	$ 22,159,000

See notes to consolidated financial statements.

SED INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended June 30,		
	2007	2006	2005
Operating activities:			
Net (loss) income	$ (883,000)	$ 384,000	$ (2,602,000)
Adjustments to reconcile net (loss) income to net cash used in operating activities:			
Depreciation and amortization	413,000	422,000	868,000
Deferred tax assets	35,000	4,000	(2,000)
Stock-based compensation	(53,000)	20,000	38,000
Provision for losses on accounts receivable	658,000	475,000	560,000
Loss on disposal of assets	–	–	31,000
Changes in operating assets and liabilities:			
Trade accounts receivable	(7,528,000)	(3,944,000)	(13,000)
Other receivable	–	–	500,000
Inventories, net	(7,494,000)	452,000	(3,053,000)
Other current assets	(836,000)	(2,086,000)	238,000
Trade accounts payable	6,401,000	1,912,000	(215,000)
Accrued and other current liabilities	922,000	337,000	(48,000)
Net cash used in operating activities	(8,365,000)	(2,024,000)	(3,698,000)
Investing activities:			
Purchase of equipment	(538,000)	(182,000)	(463,000)
Net cash used in investing activities	(538,000)	(182,000)	(463,000)
Financing activities:			
Net proceeds from issuance of stock	–	2,000	3,000
Net borrowings under revolving credit facility	7,012,000	3,942,000	2,742,000
Purchase of treasury stock	–	(4,000)	–
Net cash provided by financing activities	7,012,000	3,940,000	2,745,000
Effect of exchange rate changes on cash and cash equivalents	821,000	(390,000)	418,000
(Decrease) increase in cash and cash equivalents	(1,070,000)	1,344,000	(998,000)
Cash and cash equivalents:			
Beginning of year	4,426,000	3,082,000	4,080,000
End of year	$ 3,356,000	$ 4,426,000	$ 3,082,000
Supplemental Disclosures of Cash Flow Information — cash paid during the year for:			
Interest paid	$ 1,544,000	$ 1,438,000	$ 693,000
Income tax payments	$ 909,000	$ 976,000	$ 679,000

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended June 30, 2007, 2006 and 2005

1. Description of Business

SED International Holdings, Inc., the parent company incorporated in Georgia, and its wholly-owned operating subsidiary, SED International, Inc., a Georgia corporation, are engaged in the wholesale distribution of microcomputer products, including mass storage, imaging, display, consumer electronics and wireless products throughout the United States and Latin America. SED International Holdings, Inc. services Latin America through its wholly-owned subsidiaries SED International de Colombia Ltda. ("SED Colombia") in Bogota, Colombia and Intermaco S.R.L. ("Intermaco") in Buenos Aires, Argentina.

On September 30, 2004, SED International Holdings, Inc. filed a Form 15 "Certification and Notice of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934 with the United States Securities and Exchange Commission" ("SEC").

On the first day of its 2007 fiscal year, the Company exceeded 299 holders of record. Accordingly, pursuant to Section 15(d) of the Exchange Act, beginning with its Annual Report on Form 10-K for the fiscal year ended June 30, 2006, the Company began filing reports under the Securities Exchange Act of 1934, as amended.

2. Summary of Significant Accounting Policies

Principles of Consolidation — The consolidated financial statements include the accounts of SED International Holdings, Inc. and its wholly-owned subsidiaries, SED International, Inc. (formerly Southern Electronics Distributors, Inc.), SED International do Brasil, Ltda. (formerly SED Magna Distribuidora Ltda.), SED Magna (Miami), Inc., SED Colombia and Intermaco, (collectively the "Company"). All intercompany accounts and transactions have been eliminated in consolidation. The operations of SED International do Brasil, Ltda. were discontinued during the third quarter of fiscal 2003. See Note 12.

Risks and Uncertainties — The Company has at various times incurred a decline in net sales in the United States since fiscal 1998 and has incurred operating losses in either its domestic or certain of its foreign operations at various times during the past five fiscal years. Company management is continuing to focus on increasing sales and profit margins and reducing administrative and overhead costs. There is no assurance the Company will be successful in connection with these efforts. Failure to effectively implement the plan could materially adversely affect the Company's profitability and financial condition.

Numerous factors and conditions impact the Company's ability to achieve its profit goals, including, but not limited to, the following:

- *Continuation of distribution agreements* — The Company operates under formal but cancelable distribution agreements with certain of its suppliers. If these agreements were cancelled, the Company would be forced to obtain its products through wholesalers. This would reduce the Company's profit margin on the affected products.

- *Availability of certain products* — From time to time, due to production limitations or heavy demand, the Company may only be able to purchase a limited amount of popular products from its suppliers.

- *Product margins* — The Company operates in a very competitive business environment. Accordingly, product margins are continually under pricing pressure. From time to time, the Company receives price protection and other considerations from its vendors. While the Company has no reason to believe such vendor consideration will not continue, no assurance can be given that such price protection and other considerations will continue to be received in the future.

- *Vendor credit* — The Company significantly relies on its suppliers for trade credit. Changes by the suppliers in their credit terms could force the Company to obtain less favorable financing for its purchases.

- *Product obsolescence* — The Company offers a broad line of products that are subject to fast technological obsolescence, which increases the risk of inventory markdown. Through its vendor agreements, the Company has certain stock return privileges, which vary from supplier to supplier. The Company believes stock return programs will continue in the future, but can give no assurance about whether these programs will continue.

- *Consumer electronics* — The Company re-entered into the distribution of consumer electronics in fiscal 2004, which is highly competitive. Some of the Company's competitors have substantially greater financial, marketing and distribution resources than the Company and the Company may be unable to successfully compete with these companies. Failure to successfully penetrate this market could have an adverse impact on the Company's cash flows, financial position and operating results.

- *Credit decisions and losses* — The Company maintains an experienced customer credit staff and relies on customer payment history and third party data to make customer credit decisions. Nevertheless, the Company may experience customer credit losses in excess of its expectations. The Company maintains credit insurance policies for certain customers located in the United States and select Latin American countries (subject to certain terms and conditions). However, the terms of the credit insurance agreement require the Company to maintain certain minimum standards and policies with respect to extending credit to customers. If the Company does not adhere to such policies, the insurance companies may not pay claims submitted by the Company.

- *Proportionate control of general and administrative costs* — The Company attempts to control its overhead costs to keep such costs in line with its sales volume. As sales volumes fluctuate, the Company must continually monitor its overhead costs and make adjustments timely and appropriately. Failure to control overhead costs could have an adverse impact on the Company's cash flows, financial position and operating results.

- *Uncertain and possibly volatile economic and political environment in Latin America* — The general economic and political environment in both of the countries in which the Company operates in Latin America is uncertain and, at times, volatile. As a result of these conditions, the Company could experience unexpected costs from its operations in these countries.

- *Availability of credit facilities* — The Company has operated under a formal credit facility with a bank for many years that was subject to certain collateral limitations and contained certain covenants. During September 2005 a new credit facility was obtained. No assurance can be given that the Company will be able to maintain compliance with financial covenants, or obtain waivers in the event of non-compliance, in the future. Failure to maintain compliance with the financial covenants could adversely affect the Company's ability to obtain vendor credit and the overall business operations. The principal credit facility, which expires in September 2011, is further described in Note 4.

- *Cash flows* — While not presently expected, the Company's continued operations in Latin America may require additional capital infusion (in the form of advance notes from the parent company or other debt borrowings by a subsidiary). The credit facility restricts the future funding by the parent company of Latin American operations. Operating needs and regulatory matters may restrict the Company's ability to repatriate cash flows from the foreign subsidiaries to the United States.

Revenue Recognition — Revenue is recognized once four criteria are met: (1) SED must have persuasive evidence that an arrangement exists; (2) delivery must occur, which generally happens at the point of shipment (this includes the transfer of both title and risk of loss, provided that no significant obligations remain); (3) the price must be fixed or determinable; and (4) collectibility must be reasonably assured. Shipping revenue is included in net sales while the related costs, including shipping and handling costs, are included in the cost of products sold. SED allows its customers to return product for exchange or credit subject to certain limitations. A provision for such returns is recorded based upon historical experience.

Concentrations of Credit Risk — Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents with high credit quality financial institutions. At times, such amounts exceed the current insured amount under the Federal Deposit Insurance Corporation of $100,000. The funds held in Latin American banks, which represent 57.4% of the Company's cash and cash equivalents at June 30, 2007, are generally not available for use domestically without withholding taxes. The Company has no single customer that represents a significant portion of total net sales or accounts receivable and generally does not require collateral from its customers.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and those differences could be significant.

Cash Equivalents — Cash equivalents are short-term investments purchased with a maturity of three months or less.

Accounts Receivable — Accounts receivable are carried at the amount owed by customers less an allowance for doubtful accounts.

Allowance for Doubtful Accounts — An allowance for uncollectible accounts has been established based on collection experience and an assessment of the collectibility of specific accounts. The Company evaluates the collectibility of accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of accounts receivable based on historical collections experience. This initial estimate is periodically adjusted when the Company becomes aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in the overall aging of accounts receivable.

Inventories — Inventories consist of finished goods and are stated at the lower of cost (first-in, first-out method) or market and include in-transit inventory of $7,153,000 at June 30, 2007 and $6,207,000 at June 30, 2006. Most of the Company's vendors allow for either return of goods within a specified period (usually 45 - 90 days) or for credits related to price protection. However, for other vendor relationships and inventories, the Company is not protected from the risk of inventory loss. Therefore, in determining the net realizable value of inventories, the Company identifies slow moving or obsolete inventories that (1) are not protected by our vendor agreements from risk of loss, and (2) are not eligible for return under various vendor return programs. Based upon these factors, the Company estimates the net realizable value of inventories and records any necessary adjustments as a charge to cost of sales. If inventory return privileges or price protection programs were discontinued in the future, or if vendors were unable to honor the provisions of certain contracts which protect the Company from inventory losses, the risk of loss associated with obsolete, slow moving or impaired inventories would increase. The reserve for obsolete and slow moving inventories was approximately $945,000 at June 30, 2007 and $1,037,000 at June 30, 2006 or 2.2% and 3.0% of gross inventories, respectively.

Property and Equipment — Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is computed principally by the straight-line method over the estimated useful lives of the related asset, which generally range from three to seven years. Leasehold improvements are amortized ratably over the lesser of the useful lives of the improvements or the related lease terms.

Foreign Currency Translation — The assets and liabilities of foreign operations are translated at the exchange rates in effect at the balance sheet date, with related translation gains or losses reported as a separate component of shareholders' equity, net of any deferred income taxes. As of June 30, 2007 and 2006, the amount of deferred income taxes recorded against cumulative translation losses is zero, because the related deferred tax asset has been offset in full by a valuation allowance. The results of foreign operations are translated at the average exchange rates for the year. Gains or losses resulting from foreign currency transactions are included in the consolidated statement of operations.

Income Taxes — Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred tax assets relate primarily to differences in the financial reporting basis and the tax basis of reserves, translation losses and depreciation of fixed assets, in addition to net operating loss and tax credit carryforwards. Deferred tax liabilities relate to U.S. taxes on unremitted foreign earnings. As the likelihood of the full realization of the net operating losses, reserves and translation losses is uncertain, the Company has provided a valuation allowance for the future tax benefits that are not expected to be utilized.

Earnings Per Common Share (EPS) —Basic earnings per common share is computed on the basis of the weighted average number of shares of common stock outstanding during that period. Diluted earnings per common share is computed on the basis of the weighted-average number of common shares plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Approximately 50,000 stock options had the effect of increasing the weighted average shares in fiscal 2006. Potentially dilutive common shares represent additional common shares assumed to be issued. For the years ended June 30, 2007, 2006 and 2005 options for approximately 506,000, 468,000, and 683,000 common shares, respectively, were excluded from the diluted EPS calculation due to their antidilutive effect.

Stock-Based Compensation — Effective July 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123(R) "Share-Based Compensation" ("SFAS 123(R)"). Its predecessor, SFAS 123, ("SFAS 123") was previously adopted by the Company effective July 1, 2002. Prior to July 1, 2002, the Company had elected to follow the Accounting Principles Board Opinion No. 25, *Accounting for Stock Based Compensation issued to Employees* ("APB 25") and related interpretation in accounting for its employee stock-based compensation. SFAS 123(R) was adopted using the modified prospective method. Under the modified prospective method, the effect of SFAS 123(R) is recognized in the period of adoption and in future periods. Prior periods have not been restated to reflect the impact of adopting SFAS 123(R).

The adoption of SFAS 123(R) in fiscal 2006 did not have a material impact on stock-based compensation expense for the fiscal year ended June 30, 2006. The effect of estimating forfeitures was not material. Stock-based compensation expense recognized during fiscal years ended June 30, 2007, 2006 and 2005 totaled approximately $5,000, $5,000 and $18,000, respectively. At June 30, 2007 there was no unrecognized compensation cost related to unvested stock-based compensation arrangements granted under our plan.

The following table illustrates the effect on net loss and loss per share had the Company accounted for stock-based compensation in accordance with SFAS 123(R) in 2005:

	Year Ended June 30, 2005
Net loss, as reported	$ (2,602,000)
Stock-based compensation included in reported net loss	18,000
Stock-based compensation under fair value reporting	(64,000)
Pro forma net loss	$ (2,648,000)
Basic and diluted loss per share:	
As reported	$ (.67)
Pro forma	$ (.68)

No stock options were granted in fiscal 2007 and 2006. The weighted average fair value of options granted in fiscal 2005 was $.79, using the Black-Scholes option pricing model with the following assumptions:

	2005
Dividend yield	0.0%
Expected volatility	80.2%
Risk-free interest rate	3.6%
Expected life, in years	5.0

Recent Accounting Pronouncements— In July 2006, the Financial Accounting Standards Board ("FASB") issued *Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes-An Interpretation of Financial Accounting Standards Board Statement No. 109.* The interpretation prescribes a consistent recognition threshold and measurement standard, as well as clear criteria for subsequently recognizing, derecognizing, classifying and measuring tax positions for financial statement purposes. The interpretation also requires expanded disclosure with respect to uncertainties as they relate to income tax accounting. FIN 48 will be adopted by the Company in the first quarter of the fiscal year ending June 30, 2008, as required. Management is currently evaluating the impact of FIN 48 on its consolidated financial statements. The cumulative effect of the interpretation will be reflected as an adjustment to beginning retained earnings upon adoption.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America and expands disclosures about fair value measurements. The Company is required to adopt the provisions of FAS 157 in the first quarter of fiscal 2008. The Company is currently in the process of assessing what impact FAS 157 may have on its consolidated financial position, results of operations or cash flows

In September 2006, the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin No. 108 "Considering the Effect of Prior Year Misstatements When Quantifying Misstatements in Current year Financial Statements" ("SAB No. 108"). SAB No. 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. SAB No. 108 requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. The adoption of the provisions of SAB No. 108, effective as of the fiscal year ended June 30, 2007, did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

3. Property and Equipment

Property and equipment are comprised of the following:

	June 30,	
	2007	2006
Furniture and equipment	$ 10,896,000	$ 10,407,000
Leasehold improvements	2,253,000	2,109,000
Other	215,000	119,000
	13,364,000	12,635,000
Less accumulated depreciation and amortization	(12,260,000)	(11,694,000)
	$ 1,104,000	$ 941,000

Depreciation and amortization expense for property and equipment totaled $413,000, $422,000 and $868,000 for the years ended June 30, 2007, 2006 and 2005, respectively.

4. Credit Facilities

On March 1, 2007, SED signed a three-year extension on a credit facility with Wachovia Bank, National Association (the "Wachovia Agreement") which extended the maturity to September 21, 2011. The Wachovia agreement was originally entered into on September 21, 2005 with a term of three years. On July 17, 2007, SED elected to increase its line of credit to $40.0 million from $35.0 million as allowed under the Wachovia agreement. On August 23, 2007, the Wachovia line of credit was increased temporarily for 60 days to $50.0 million to accommodate a $9.0 million purchase from one vendor for a televised product offering by one of SED's customers. After the 60 day period, the line of credit will revert back to $40.0 million. The Wachovia agreement provides for revolving borrowings based on SED's eligible accounts receivable and inventory as defined therein, and the line of credit may be increased to $50.0 million, on a non-temporary basis, in $5.0 million increments at SED's direction, if certain additional criteria are met.

Borrowings under the Wachovia Agreement accrue interest based upon a variety of interest rate options depending upon the computation of availability as defined therein. The interest rates range from LIBOR, plus a margin ranging from 1.25% to 2.00%, to the prime rate. SED is also subject to a commitment fee of .25% on the unused portion of the facility. Interest is payable monthly. Borrowings under the Wachovia Agreement are collateralized by substantially all domestic assets of SED and 65% of each of SED's shares in its foreign subsidiaries, respectively.

The Wachovia Agreement contains certain covenants which, among other things, require that SED maintain availability of $5 million or more during the agreement to make advances to SED's Latin American subsidiaries. SED's advances to its Latin American subsidiaries are restricted. The Wachovia Agreement also contains a covenant which requires that if SED's availability is less than $3.5 million ($5.0 million prior to amendment) at any time during the agreement, then maintenance of a minimum fixed charge coverage ratio is required, as defined. The Wachovia Agreement also restricts SED's ability to distribute dividends.

Available borrowings under this agreement, based on collateral limitations at June 30, 2007 were $8.4 million. Average borrowings, maximum borrowings and weighted average interest rate for fiscal 2007 were $21.1 million, $26.6 million and 7.1%, respectively. The weighted average interest rate on outstanding borrowings under credit facilities was 7.1% at June 30, 2007. Average borrowings, maximum borrowings and weighted average interest rate for fiscal 2006 were $20.5 million, $25.1 million and 6.6%, respectively.

The carrying value of all bank debt at June 30, 2007 approximates its fair value based on the variable market rates of interest on such bank debt. Outstanding Letters of Credit under the Wachovia Agreement totaled $3.6 million at June 30, 2007.

On January 26, 2007, the Company entered into a three-year interest rate swap contract to reduce the impact of the fluctuations in the interest rate on $5.0 million notional amount of the revolving credit facility. The contract effectively converted the variable rate to a fixed rate of 5.20%. On June 8, 2007, the three-year swap agreement was amended to a notional amount of $10.0 million with a fixed rate of 5.37%. The Company utilizes derivative financial instruments to reduce interest rate risk. The Company does not hold or issue derivative financial instruments for trading purposes. Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), establishes accounting and reporting standards for derivative instruments and hedging activities. As required by SFAS 133, the Company recognizes all derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value. Changes in the fair value of those instruments are reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of cash flows of the asset or liability hedged. The fair value of the interest rate swap contract was not material at June 30, 2007.

5. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising the Company's deferred tax assets are as follows:

	June 30,	
	2007	2006
Net deferred tax assets and (liabilities):		
U.S. federal and state operating loss carry-forwards	$ 23,545,000	$ 22,810,000
Unremitted foreign earnings	(3,052,000)	(2,794,000)
Translation loss on unremitted foreign earnings	1,087,000	1,704,000
Depreciation and amortization	186,000	210,000
Allowance for accounts receivable	106,000	145,000
Inventories	470,000	486,000
Allowance for sales returns	19,000	25,000
Employee benefits and compensation	16,000	20,000
Reserves and accruals	218,000	212,000
Sales tax	1,000	11,000
Stock options	51,000	78,000
Available tax credits	328,000	328,000
Other	6,000	102,000
	22,981,000	23,337,000
Valuation allowance	(22,958,000)	(23,279,000)
Net deferred tax assets	$ 23,000	$ 58,000

The net deferred tax assets at June 30, 2007 and June 30, 2006 all are related to Intermaco and were classified as current assets on the balance sheet. At June 30, 2007, the Company has gross net operating loss carry-forwards for federal and state income tax purposes in the United States of approximately $63.0 million and $53.6 million, respectively, expiring at various dates through 2027. In addition, as of June 30, 2007 the Company has alternative minimum tax credit carry forwards of approximately $328,000, which carry over until they are used. At June 30, 2007 and 2006, the Company has recorded a valuation allowance for principally all deferred tax assets, except for those relating to Intermaco, as there is no assurance that these assets will be realized.

The components of income (loss) from continuing operations before income taxes consist of the following:

	Year Ended June 30,		
	2007	2006	2005
United States	$ (2,676,000)	$ (1,011,000)	$ (3,682,000)
Foreign	3,231,000	2,133,000	1,914,000
Total	$ 555,000	$ 1,122,000	$ (1,768,000)

Components of income tax expense (benefit) are as follows:

	Year Ended June 30,		
	2007	2006	2005
Current:			
State	$ 9,000	$ 6,000	$ (3,000)
Foreign	1,324,000	921,000	685,000
	1,333,000	927,000	682,000
Deferred:			
Foreign	35,000	4,000	(2,000)
	35,000	4,000	(2,000)
	$ 1,368,000	$ 931,000	$ 680,000

The Company's income taxes payable at June 30, 2007 and 2006 were $861,000 and $402,000, respectively, and are included in accrued and other current liabilities on the balance sheets.

The Company's effective tax rates for income (loss) from continuing operations differ from statutory rates as follows:

	Year Ended June 30,		
	2007	2006	2005
Statutory federal rates (benefit)	34.0%	34.0%	(34.0%)
State income taxes net of federal income tax rate (benefit)	(0.3)	7.2	(7.7)
Non-deductible Items	2.9	1.6	0.9
Permanent difference true-up	—	1.8	—
U.S. tax on foreign earnings	114.6	36.8	138.7
Valuation allowance	48.3	(24.0)	(60.3)
Foreign taxes in excess (deficiency) of federal statutory rate	46.9	17.7	(1.2)
Other	0.1	7.9	2.1
Total	246.5%	83.0%	38.5%

The valuation allowance decreased during fiscal 2007 by $321,000, increased during fiscal 2006 by $126,000, and decreased during fiscal 2005 by $735,000.

6. Lease Obligations

SED International, Inc. leases its main office facility under an operating lease expiring in September 2009 with an entity owned by certain minority shareholders and one officer of the Company. Rent expense for this facility for the fiscal years ended June 30, 2007, 2006 and 2005 was $309,000, $300,000 and $291,000, respectively. This lease provides for annual increases of 3% through September 2009. The Company leases additional distribution center and sales office space and office equipment under other operating leases expiring through April 2012. Rent expense under all operating leases for the years ended June 30, 2007, 2006 and 2005 was $1,089,000, $959,000 and $1,085,000, respectively.

As of June 30, 2007, future minimum rental commitments under non-cancelable operating leases are:

Year Ending June 30,	
2008	$ 1,119,000
2009	1,113,000
2010	755,000
2011	392,000
2012	210,000
	$ 3,589,000

7. Shareholders' Equity

The Company maintains four stock option plans, one which is currently active and under which 801,591 shares of common stock have been reserved at June 30, 2007 for future incentive and nonqualified stock option grants as well as stock awards to directors, officers and key employees. Incentive stock options must be granted at not less than the fair market value of the common stock at the date of grant and expire 10 years from the date of grant. Nonqualified stock options may be granted at a price of not less than 85% of the fair market value of the common stock at the date of grant and expire 20 years from the date of grant. Options granted under the plans are exercisable in installments ranging from 20% to 50% per year. Upon the occurrence of a "change of control" (as defined in the Company's stock option plans), all outstanding options become immediately exercisable. The compensation cost that has been charged against income for these stock option plans was $5,000, $5,000 and $18,000 for fiscal 2007, 2006 and 2005 respectively. No income tax benefit was recognized in the income statement for stock-based compensation arrangements as we have large net operating loss carry forwards with full valuation allowances. None of the expense related to stock-based compensation arrangements was capitalized during fiscal 2007, 2006 or 2005. There is no unrecognized compensation cost related to non-vested stock options at June 30, 2007.

Stock option activity, including options issued to non-employee directors, and related information under these plans is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at June 30, 2006	517,909	$2.60		
Forfeited or expired	(11,750)	$5.92		
Outstanding at June 30, 2007	506,159	$2.52	4.4	$89,000
Vested and expected to vest at June 30, 2007	506,159	$2.52	4.4	$89,000
Exercisable at June 30, 2007	497,934	$2.52	4.4	$84,000
Available for grant at June 30, 2007	801,591			

The total intrinsic value of options exercised during the fiscal years ended June 30, 2006 and 2005 were $2,000 and $3,000, respectively. There were no options exercised during fiscal 2007. The total fair value of shares vested during each of the fiscal years ended June 30, 2006 and 2005 was $17,000 and $45,000, respectively.

The following table summarizes information pertaining to all options outstanding and exercisable at June 30, 2007:

	Outstanding Options		Exercisable Options		
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Number Exercisable	Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$0.0000 - $ 1.0130	92,500	$ .6395	86,000	5.7	$ 0.6198
$1.0131 - $ 2.0260	255,000	$ 1.9494	255,000	4.3	$ 1.9494
$2.0261 - $ 3.0390	78,000	$ 2.4428	78,000	5.5	$ 2.4428
$5.0651 - $ 6.0780	55,334	$ 5.8800	55,334	2.1	$ 5.8800
$6.0781 - $ 7.0910	5,250	$ 6.8200	5,250	2.7	$ 6.8200
$7.0911 - $ 8.1040	16,300	$ 7.8728	14,575	3.0	$ 7.8648
$9.1171 - $10.1300	3,775	$ 10.1068	3,775	.4	$ 10.1068
	506,159		497,934		

Restricted Stock — The Company's stock option plan established in 1999 also permits the grant of restricted stock awards. Restricted stock activity is as follows:

	Year Ended June 30,		
	2007	2006	2005
Shares of restricted stock-beginning of year	12,750	17,000	21,250
Vested	(5,250)	(4,250)	(4,250)
Canceled	(7,500)	—	—
Shares of restricted stock-end of year	—	12,750	17,000

The value of restricted stock awards is determined using the market price of the Company's common stock on the grant date and is amortized over the vesting period. The weighted average grant-date fair value of shares outstanding at the beginning of fiscal 2007 and vested during fiscal 2007 was $7.50.

8. Employee Benefit Plan

SED International, Inc. maintains the SED International, Inc. 401(k) Plan, a voluntary retirement benefit program. All employees of SED International, Inc. who have attained the age of 21 are eligible to participate after completing one year of service. Employees are immediately vested in their own contributions. SED International may provide matching contributions for its employees at the discretion of the Board of Directors. Vesting in matching contributions, if any, is ratable over 7 years based on years of continuous service. There were no matching contributions for fiscal years 2007, 2006 and 2005.

9. Segment Information

The Company operates in one business segment as a wholesale distributor of microcomputer, consumer electronics and wireless telephone products. The Company operates and manages in two geographic regions, the United States and Latin America.

Financial information for continuing operations by geographic region is as follows:

	United States	Latin America	Eliminations	Consolidated
Fiscal 2007				
Net sales to unaffiliated customers....	$ 321,012,000	$ 90,065,000	$ (2,642,000)	$ 408,435,000
Gross profit	$ 15,006,000	$ 6,914,000	-	$ 21,920,000
(Loss) income from continuing operations......................................	$ (1,102,000)	$ 3,231,000	-	$ 2,129,000
Total assets at year-end....................	$ 79,694,000	$ 26,430,000	$ (12,902,000)	$ 93,222,000
Fiscal 2006				
Net sales to unaffiliated customers....	$ 335,824,000	$ 76,547,000	-	$ 412,371,000
Gross profit	$ 15,112,000	$ 6,291,000	-	$ 21,403,000
Income from continuing operations....................................	$ 371,000	$ 2,140,000	-	$ 2,511,000
Total assets at year-end....................	$ 68,555,000	$ 19,002,000	$ (12,242,000)	$ 75,315,000
Fiscal 2005				
Net sales to unaffiliated customers....	$ 327,006,000	$ 53,858,000	-	$ 380,864,000
Gross profit	$ 12,025,000	$ 4,748,000	-	$ 16,773,000
(Loss) income from continuing operations....................................	$ (3,142,000)	$ 2,065,000	-	$ (1,077,000)
Total assets at year-end....................	$ 87,400,000	$ 14,387,000	$ (31,004,000)	$ 70,783,000

Sales of products between the Company's geographic regions are made at market prices and are eliminated in consolidation. All corporate overhead is included in the results of U.S. operations.

Net sales by product category for continuing operations is as follows:

Year Ended June 30,	Microcomputer Products	Consumer Electronics Products	Wireless Telephone Products	Handling Revenue	Total
2007........................	$ 353,616,000	$ 46,175,000	$ 7,640,000	$ 1,004,000	$ 408,435,000
2006........................	$ 349,126,000	$ 32,466,000	$ 29,508,000	$ 1,271,000	$ 412,371,000
2005........................	$ 310,747,000	$ 23,374,000	$ 45,541,000	$ 1,202,000	$ 380,864,000

Approximately 39.5%, 34.1% and 29.8% in the fiscal years ended June 30, 2007, 2006, and 2005, respectively, consisted of sales to customers for export principally into Latin America and direct sales to customers in Colombia and Argentina.

10. Significant Vendors

During the year ended June 30, 2007, the Company purchased approximately 38.5% of its product from two vendors. During the year ended June 30, 2006, the Company purchased approximately 49.8% of its product from three vendors. During the year ended June 30, 2005, the Company purchased approximately 47.8% of its product from three vendors.

11. Supplemental Disclosures

An analysis of allowances for doubtful accounts is as follows:

Year Ended June 30,	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions (1)	Balance at End of Year
2007	$ 437,000	$ 658,000	$ (747,000)	$ 348,000
2006	$ 535,000	$ 475,000	$ (573,000)	$ 437,000
2005	$ 616,000	$ 560,000	$ (641,000)	$ 535,000

(1) Deductions represent actual write-offs of specific accounts receivable charged against the allowance account, net of amounts recovered.

An analysis of allowances for obsolete and slow moving inventories is as follows:

Year Ended June 30,	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions (1)	Balance at End of Year
2007	$ 1,037,000	$ (92,000)	$ –	$ 945,000
2006	$ 1,060,000	$ (23,000)	$ –	$ 1,037,000
2005	$ 916,000	$ 144,000	$ –	$ 1,060,000

(1) Deductions represent actual write-offs or mark-downs of inventories.

12. Discontinued Operations

In February 2003, the Company resolved to discontinue commercial operations of its Brazilian subsidiary, SED International do Brasil Distribuidora, Ltda. Accordingly, the operating results of SED International do Brasil Distribuidora, Ltda. (the "Brazil Operation") have been classified as a discontinued operation for all periods presented in the Company's consolidated statements of operations. Additionally, the Company has reported all of SED International do Brasil Distribuidora, Ltda. assets at their estimated net realizable values in the Company's consolidated balance sheets as of June 30, 2007, 2006 and 2005. As of June 30, 2007 and 2006, the assets of SED International do Brasil Distribuidora, Ltda. had no net realizable value.

The Brazil Operation had no recognized gain or loss from discontinued operations in fiscal 2007 and had a gain from discontinued operation of $193,000 in fiscal 2006, and a loss of $154,000 in fiscal year 2005. The Brazil operation sales activity ceased during fiscal year 2003. The gain in fiscal 2006 resulted from a reduction in liabilities for suppliers and administrative services. The loss from discontinued operations in fiscal years 2005 and 2004 was attributed to the following: (i) foreign currency exchange losses, (ii) professional fees and (iii) the favorable settlement of certain liabilities offset by additional provisions for the tax claims asserted by the Brazilian government.

SED International do Brasil Distribuidora, Ltda. has been transitioned from a commercial operating company into dormancy. During the dormancy period, SED may incur ongoing operating expenses for attorney fees, statutory bookkeeping and reporting services.

SED International do Brasil Distribuidora Ltda. has various litigations related to additional income taxes and social taxes allegedly due from the fiscal years 1998 through 2004. These legal claims were filed during the years 2002 and 2003. The legal claims range from $3,000 to $219,000 each or $522,000 in the aggregate. During fiscal 2007 SED incurred $70,000 in cost related to Brazil. After recording this cost, SED has an accrued liability of $270,000 at June 30, 2007 to cover potential losses related to these claims.

13. Legal Proceedings

On March 15, 2007, Mark Diamond ("Mr. Diamond") filed a suit in the Superior Court of Fulton County, State of Georgia, captioned Mark Diamond v. SED International Holdings, Inc. et al., Civil Action file no. 2007-CV-131027. From 1999 to 2005 Mr. Diamond was president and chief operating officer, and from 2003 to 2005 he was also chief executive officer of the Company; from 2004 to 2005 he was president, chief executive and chief operating officer of SED International; and from 1996 to 2005 he was also a director of the Company. Prior to filing this lawsuit, on March 5, 2007, Mr. Diamond terminated a prior lawsuit he implemented against the Company on November 3, 2005 in the Superior Court of Dekalb County, State of Georgia captioned Mark Diamond vs. SED International Holdings, Inc., et al., Civil Action file no. 05-CV-12452-7. Similar to that lawsuit, in this lawsuit, Mr. Diamond alleges that the Company breached his employment agreement and makes multiple other claims pursuant to which he is demanding attorney's fees and an award of monetary damages under the theory of quantum meruit. Mr. Diamond claims he is due wages and other compensation in the amount of approximately $1.7 million, un-reimbursed expenses of approximately $85,000, director fees of an unspecified total, interest on all such amounts, and reimbursement of legal fees and expenses of an unspecified amount. The parties are currently engaged in written discovery. The Company believes that it has meritorious defenses and will vigorously defend this matter.

On June 19, 2006 the Company through its subsidiary, SED International, instituted an action in the Superior Court of Fulton County, State of Georgia captioned SED International, Inc. vs. Michael Levine, Civil Action file no. 2006-CV-118591. In the action, the Company asserts that Mr. Levine breached the terms of the Termination Agreement with SED International and requests that the court grant injunctive relief. In response, Mr. Levine has denied the Company's assertions, filed a third party complaint against the Company and asserted counterclaims against SED International, alleging breach and infliction of emotional distress. In connection with the third party complaint and the counterclaims, Mr. Levine has asked that the court award him costs, fees and punitive damages. In October 2006, the Company filed an Answer to his third party complaint and discovery commenced. Since that time, Mr. Levine has dismissed, without prejudice, all counterclaims filed by him against SED International and discovery has essentially been completed. The Company is vigorously prosecuting this action and has filed a motion for summary judgment to his third party complaint.

On August 19, 2005, Mr. Diamond sent a complaint (received August 24, 2005) against SED International, the Company's operating subsidiary, with the United States Department of Labor, Case No. 2006-SOX-000444, alleging that SED International violated the employee protection provisions of Title VIII of the Sarbanes-Oxley Act of 2002 when it terminated him from his executive officer positions. He has asked the Department of Labor to award him damages in the form of back-pay (rate of $375,000 per year plus benefits), attorney fees and expenses, and reinstatement as an executive officer of SED International. On December 13, 2005 the Department of Labor issued a decision in favor of SED International. Mr. Diamond appealed that decision and SED International filed a motion for summary judgment in its favor. In October 2006, the Department of Labor denied the motion for summary judgment in connection with his appeal. A trial was held on the issues from October 31, 2006 through November 3, 2006. In connection with the trial, both sides respectively submitted post-hearing briefs in January, March and July 2007. The parties are currently waiting for a ruling from the Administrative Law Judge. SED International believes that it has meritorious defenses to his complaint and is vigorously defending this matter.

On October 25, 2005, the Company was named in a lawsuit filed by Rockland Credit Finance, LLC, a Maryland limited liability company ("Rockland"), in the Superior Court of New Jersey, County of Essex captioned Rockland Credit Finance, LLC vs. Nikada Inc., et al., Docket no. ESX-L-00-8310-05. In the lawsuit, Rockland alleged that the Company is indebted to them as a result of the Company's relationship with Nikada, Inc., a New Jersey corporation and a former product supplier to the Company, and sought money damages in the amount of approximately $700,000 plus interest, costs and attorneys' fees. The Company denied all the allegations. The Company brought a third party claim against Nikada and its owner for misrepresentations and filed a Motion to Dismiss. The Company settled the lawsuit for an undisclosed amount in May 2007.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Our management, with the participation of our principal executive and financial officers, have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of the end of the period covered by this report. Based on that evaluation, our principal executive and financial officers have concluded that, as of the end of such period, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms; and (ii) accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

There have been no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The following table sets forth the names, ages and principal positions of the Company's directors executive officers as of October 12, 2007:

Name	Age	Position with the Company
Jean Diamond*	66	Chairman of Board, Chief Executive Officer
Jonathan Elster*	35	Executive Vice President
Barry Diamond*	65	Vice President – Product Management & Wireless
Charles Marsh*	51	Senior Vice - President Purchasing
Mark DiVito*	48	Vice President of Operations
Lyle Dickler*	38	Vice President of Finance
Stewart I Aaron(1)(2)	67	Board of Directors
Melvyn I Cohen(1(2))	67	Board of Directors
Joseph Segal(1)	64	Board of Directors

*Named Executive Officers

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

The principal occupation and business experience for at least the last five years for each director and executive officer is set forth below.

Stewart I. Aaron has been a director of the Company since November 1994. Mr. Aaron has served for over 20 years as President of LABS, Inc., a silk plant manufacturer based in Atlanta, Georgia

Melvyn I. Cohen has been a director of the Company since November 1999. Mr. Cohen has been the sole member of M. Cohen and Company LLC, a certified public accounting firm in the State of New Jersey, since December 1994. Mr. Cohen has been a member of the American Institute of Certified Public Accountants and a member of the New Jersey Society of Certified Public Accountants since 1968. Mr. Cohen has been a Certified Public Accountant for over 35 years.

Barry Diamond has been Vice-President of the Company since 1987. Mr. Diamond currently serves as Vice-President of Product Management and responsible for the management of the Wireless business within the Company. Mr. Diamond has been in the Wireless and Electronics Business for over thirty years. Mr. Diamond was Vice-President of Purchasing for All Brands/Brands Mart from 1970-1980. Mr. Diamond was President of Great Sounds of New York, a consumer electronics business, from 1980-1987. . Barry Diamond is Jean Diamond's brother-in-law.

Jean A. Diamond was appointed to the Board in January of 2003, and was appointed Chairman of the Board of the Company on July 2, 2003. Mrs. Diamond was appointed Chief Executive Officer of the Company on June 21, 2005. Mrs. Diamond is a co-founder of the Company and has been an integral part of the Company since its inception. She also serves as Chief Executive Officer, with operational responsibilities in SED International, Inc., a Georgia corporation and a wholly-owned subsidiary of the Company ("SED International").

Lyle Dickler joined the Company in June 2005 as Corporate Controller and assumed the positions as Secretary and Treasurer effective August 11, 2005. Mr. Dickler was appointed Vice President of Finance on July 1, 2006. Prior to joining the Company Mr. Dickler served from May 2003 to June 2005 as Controller for Okabashi Brands, Inc. From 2001 to 2003 Mr. Dickler served as Controller for PAI Industries, Inc.

Mark DiVito joined the Company in September 1996 as Director of Corporate Security. In July 1998, he was appointed to the position of Director of Human Resources. Mr. DiVito was appointed Vice-President of Human Resources in August 1999 and in January 2005 he was appointed Vice-President of Operations.

Jonathan Elster has been with the Company since 1995. Mr. Elster currently serves as Executive Vice President of for SED International. Mr. Elster began his career with the Company as a sales representative in 1995. He has served as a Sales Manager from 1997 to 1999 and as Vice President-Sales from 1999 to 2000. In 2000, Mr. Elster was promoted to Senior Vice-President of Sales and Marketing and is responsible for sales and marketing operations of the Company. Mr. Elster has held the position of Executive Vice President since January 2004. Jonathan Elster is Jean Diamond's son-in-law.

Charles Marsh has over 29 years of experience in the consumer electronics, computer and distribution industry and re-joined the Company in January 2004 as Vice-President-Consumer Electronics. In February of 2004, Mr. Marsh assumed the position of Senior Vice President-Purchasing. Mr. Marsh began his distribution career in 1982 at SED International, where he held executive positions of increasing responsibility in sales, purchasing, and marketing for nearly 13 years. Before departing in 1994, Marsh served as Senior Executive Vice President. Prior to re-joining the Company Mr. Marsh spent seven years as President, Executive Vice President and Board of Directors member of BDI-Laguna Corporation, a leading, privately held national distributor of consumer electronics and computer products to the rent-to-own and e-commerce fulfillment channel. Prior to BDI-Laguna Corporation Mr. Marsh was Senior Vice President of Liuski International, Inc. a manufacturer and international distributor of computers and peripherals. From 1976 to1982, Mr. Marsh was Vice President of Channel One Entertainment Systems, Inc. a privately held tri-state retailer of consumer electronics.

Joseph Segal was appointed to the Board in September 2005. Since 1998, Mr. Segal has served as managing partner in Cornerstone Capital Partners, LLC, a real estate investment firm operating in Georgia and Florida. Mr. Segal previously served as Chairman of the Board and Chief Operating Officer of Phoenix Communications, a commercial printing and publishing firm, until December 1997.

Audit Committee Financial Expert

The Board has determined that Melvyn I. Cohen qualifies as the Company's "audit committee financial expert," as that term is defined in Item 407(d)(5) of Regulation S-K, and "independent" under Nasdaq's listing standards and Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than ten-percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. Based solely on review of the copies of such forms furnished to us, or written representations that no Forms 5 were required, we believe that all Section 16(a) filing requirements applicable to our officers and directors were complied with during the fiscal year ended June 30, 2007, except that each of executive officers and directors failed to timely file a Form 3 after the Company re-registered its Common Stock with the SEC in accordance with Section 12(g)(1)(B) of the Exchange Act.

Code of Ethics

We have adopted a Code of Ethics that applies to our principal executive officer, principal financial officer and other persons performing similar functions, as well as all of our other employees and directors. The Code of Ethics is posted on our Web site at *www.sedonline.com* and is filed as Exhibit 14 to this report.

Item 11. ***Executive Compensation***

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

General

The Company provides what it believes is a competitive total compensation package to its executive management team through various combinations of base salary, a long-term equity incentive compensation plan and broad-based benefits programs.

This Compensation Discussion and Analysis explains the Company's compensation philosophy, policies and practices with respect to the Named Executive Officers (the individuals set forth below in the section entitled Summary Compensation Table).

The Objectives of the Company's Executive Compensation Program

Provide compensation packages consistent with the Company's competition.

To attract and retain executives with the ability and the experience necessary to lead the Company and deliver strong performance and value to its shareholders, the Company strive to provide a total compensation package that is competitive with total compensation generally provided to executives in the Company's industry and general industry companies of similar size in terms of revenue and market capitalization. Those are the organizations against whom the Company generally competes for executive talent.

If performance on Company, team or individual goals exceeds targeted levels, the Company's executives have the opportunity, through bonuses and long-term equity incentive compensation plans, to receive total compensation that may exceed the median pay for the Company's industry and general industry. The Company believes that its executive compensation packages are reasonable when considering its business strategy, its compensation philosophy and the competitive market pay. For each executive officer, the Company considers the relevance of following:

- The Company's business need for the executive officer's skills;
- The contributions that the executive officer has made or the Company believes will make to its success;
- The transferability of the executive officer's managerial skills to other potential employers;
- The relevance of the executive officer's experience to other potential employers, particularly in the Company's industry; and
- The readiness of the executive officer to assume a more significant role with another potential employer.

Offer comprehensive benefits package to all full-time employees.

The Company provides a competitive benefits package to all full-time employees including health and welfare benefits such as medical, dental, vision care, disability insurance, life insurance benefits, and a 401(k) savings plan. The Company provides its Chief Executive Officer a Company vehicle but have no other structured executive perquisite benefits (e.g., club memberships or sports tickets) for any executive officer, including the Named Executive Officers, and it currently does not provide any deferred compensation programs or supplemental pensions to any executive officer, including the Named Executive Officers.

Provide fair and equitable compensation.

The Company provides a total compensation program that it believes will be perceived by both its executive officers and its shareholders as fair and equitable. In addition to market pay levels and considering individual circumstances related to each executive officer, the Company also considers the pay of each executive officer relative to each other executive officer and relative to other members of the management team. The Company has designed the total compensation programs to be consistent for its executive management team.

What the Company's Executive Compensation Program is Designed to Award

The Company's executive compensation program emphasizes pay for performance. Performance is measured based on achievement of company, team and individual performance goals. The goals for the Company are established so that target attainment is not assured. The attainment of payment for performance at target or above will require significant effort on the part of the Company's executives.

The Company's Executive Compensation Process

The Compensation Committee is responsible for establishing and administering its policies governing the compensation for the Company's executive officers. The Compensation Committee is composed entirely of non-employee directors. The Company's executive officers are elected by our Board. The following discussions are generally the Company's and the Board's historical practices which the Compensation Committee expects to adopt until such time as modifications are recommended and approved by the committee. Where appropriate certain procedures described below reflect the Compensation Committee's intentions as it replaces the Board in oversight and governance of the compensation process.

Based on the Compensation Committee's understanding of executive compensation for comparable positions at similarly situated companies, experience in making these types of decisions and judgment regarding the appropriate amounts and types of executive compensation to pay and in part on recommendations where appropriate, from the Chief Executive Officer, along with other considerations discussed below, the Compensation Committee will approve the annual compensation package of the Company's executive officers.

The Compensation Committee meets outside the presence of all of the Company's executive officers, including the Named Executive Officers, to consider appropriate compensation for the Company's Chief Executive Officer. For all other Named Executive Officers, the Compensation Committee meets outside the presence of all executive officers except the Company's Chief Executive Officer who may be invited to attend. The Company's Chief Executive Officer, Jean Diamond, periodically reviews each of the Named Executive Officer's performance with the committee and makes recommendations to it with respect to the appropriate base salary, payments to be made under the Company's cash incentive plans, and the grants of long-term equity incentive awards for all other executive officers.

The annual performance review of the Company's executive officers is considered by the Compensation Committee when making decisions on setting base salary, targets for and payments under the Company's bonus opportunity and grants of long-term equity incentive awards. When making decisions on setting base salary, targets for and payments under the Company's bonus opportunity and initial grants of long-term equity incentive awards for new executive officers, the Compensation Committee considers the importance of the position to the Company, the past salary history of the executive officer and the contributions to be made by the executive officer to the Company. The Compensation Committee also reviews any analyses and recommendations from other sources retained or consulted by the committee and may approve these recommendations with modifications as deemed appropriate by the Compensation Committee.

The Company's Executive Compensation Programs

Overall, the Company's executive compensation programs are designed to be consistent with the objectives and principles set forth above. The basic elements of our executive compensation programs are summarized in the table below, followed by a more detailed discussion of each compensation program.

Element	Characteristics	Purpose
Base salary	Fixed annual cash compensation; all executives are eligible for periodic increases in base salary based on performance and market pay levels.	Keep annual compensation competitive with the market for skills and experience necessary to meet the requirements of the executive's role with the Company.
Cash incentive bonuses	Performance-based annual cash incentive earned based on company, team and individual performance against target performance levels and market pay levels.	Motivate and reward for the achievement and over-performance of critical financial and strategic goals of the Company. Amounts earned for achievement of target performance levels based on the Company's annual budget is designed to provide a market-competitive pay package; potential for lesser or greater amounts are intended to motivate participants to achieve or exceed our financial performance goals and to not reward if performance goals are not met.
Long-term equity incentive plan awards (stock options)	Performance-based equity award which has value to the extent the Common Stock price increases over time; targeted at the market pay	Align interest of management with shareholders; motivate and reward management to increase the shareholder value of the Company over the long

	level and/or competitive practices at similar companies.	term.
Retirement savings opportunity	Tax-deferred plan in which all employees can choose to defer compensation for retirement. We provide no matching or other contributions; The Company does not allow employees to invest these savings in Common Stock.	Provide employees the opportunity to save for their retirement. Account balances are affected by contributions and investment decisions made by the employee.
Health & welfare benefits	Fixed component. The same/comparable health and welfare benefits (medical, dental, vision, disability insurance and life insurance) are available for all full-time employees.	Provides benefits to meet the health and welfare needs of employees and their families.

Other Material Policies and Information

All pay elements are cash-based except for the long-term equity incentive program, which is an equity-based (stock options and restricted Common Stock) award. The Company considers market pay practices and practices of comparable companies in determining the amounts to be paid, what components should be paid in cash versus equity, and how much of a Named Executive Officer's compensation should be short-term versus long-term.

Compensation opportunities for the Company's executive officers, including the Named Executive Officers, are designed to be competitive with comparable companies.

In determining whether to increase or decrease compensation to the Company's executive officers, including the Named Executive Officers, annually the Company takes into account the changes (if any) in the market pay levels, the contributions made by the executive officer, the performance of the executive officer, the increases or decreases in responsibilities and roles of the executive officer, the business needs for the executive officer, the transferability of managerial skills to another employer, the relevance of the executive officer's experience to other potential employers and the readiness of the executive officer to assume a more significant role with another organization. In addition, the Company considers the executive officer's current base salary in relation to the market pay of similar companies.

Compensation or amounts realized by executives from prior compensation from the Company, such as gains from previously awarded stock options, are taken into account in setting other elements of compensation, such as base pay, incentive bonus payments, or awards of stock options under our long-term equity incentive program. With respect to new executive officers, the Company takes into account their prior base salary and annual cash incentive, as well as the contribution expected to be made by the new executive officer, the business needs and the role of the executive officer with the Company. The Company believes that its executive officers should be fairly compensated each year relative to market pay levels of similar companies. Moreover, the Company believes that its long-term incentive compensation program furthers its significant emphasis on pay for performance compensation.

Annual Cash Compensation

To attract and retain executives with the ability and the experience necessary to lead the Company and deliver strong performance to its shareholders, the Company provides a competitive total compensation package. Base salaries and total compensation are targeted at market levels of similar companies, considering individual performance and experience, to ensure that each executive is appropriately compensated.

Base Salary

Annually, the Company reviews salary ranges and individual salaries for its executive officers. The Company establishes the base salary for each executive officer based on consideration of market pay levels of similar companies and internal factors, such as the individual's performance and experience, and the pay of others on the executive team.

The Company considers market pay levels among individuals in comparable positions with transferable skills within its industry and comparable companies in general industry. When establishing the base salary of any executive officer, the Company also considers business requirements for certain skills, individual experience and contributions, the roles and responsibilities of the executive and other factors. The Company believes that a competitive base salary is necessary to attract and retain an executive management team with the appropriate abilities and experience required to lead it.

The base salaries paid to the Named Executive Officers are set forth below in the Summary Compensation Table - See "Summary of Compensation." For the fiscal year ended June 30, 2007, cash compensation to the Named Executive Officers was approximately $1,261,255, with the Chief Executive Officer receiving approximately $281,285 of that. The Company believes that the base salary paid to its executive officers during 2007 achieves its executive compensation objectives, compares favorably to similar companies and is within its objective of providing a base salary at market levels.

Long-term Equity Incentive Compensation

The Company can award long-term equity incentive grants to executive officers and directors, including Named Executive Officers, as part of the total compensation package. These awards are consistent with its pay for performance principles and align the interests of the executive officers to the interests of shareholders. The Compensation Committee reviews and recommends to the Board the amount of each award to be granted to each Named Executive Officer and the Board approves each award. Long-term equity incentive awards are made under the Plans.

Long-term equity incentive compensation is currently in the form of options to acquire Common Stock. The value of the stock options awarded is dependent upon the Common Stock price. The Compensation Committee, Board and management believe that stock option awards currently are an appropriate vehicle to provide long-term incentive compensation to executive officers. Other types of long-term equity incentive compensation may be considered in the future as the Company's business strategy evolves.

Stock options provide the Company's executive officers with the right to purchase shares of its Common Stock at a fixed exercise price for a period of up to ten years under the current Plans. Stock options are awarded on the basis of anticipated service to the Company and will vest as determined by the Compensation Committee.

Like the Company's other pay components, long-term equity incentive award grants are determined based on competitive market levels of comparable companies.

Generally, the Company does not consider an executive officer's stock holdings or previous stock option grants in determining the number of stock options to be granted. The Company believes that its executive officers should be fairly compensated each year relative to market pay levels of comparable companies and relative to its other executive officers. Moreover, the Company believes that its long-term incentive compensation program furthers its significant emphasis on pay for performance compensation. The Company does not have any requirement that executive officers hold a specific amount of its Common Stock or stock options.

The Compensation Committee retains discretion to make stock option awards to executive officers at other times, including in connection with the hiring of a new executive officer, the promotion of an executive officer, to reward executive officers, for retention purposes or for other circumstances recommended by management or the compensation committee. The exercise price of any such grant is the fair market value of the Common Stock on the grant date.

For accounting purposes, the Company applies the guidance in Statement of Financial Accounting Standard 123 (revised December 2004), or SFAS 123(R), to record compensation expense for stock option grants. SFAS 123(R) is used to develop the assumptions necessary and the model appropriate to value the awards as well as the timing of the expense recognition over the requisite service period, generally the vesting period, of the award.

Executive officers recognize taxable income from stock option awards when a vested option is exercised. The Company generally receives a corresponding tax deduction for compensation expense in the year of exercise. The amount included in the executive officer's wages and the amount the Company may deduct is equal to the Common Stock price when the stock options are exercised less the exercise price multiplied by the number of stock options exercised. The Company currently does not pay or reimburse any executive officer for any taxes due upon exercise of a stock option.

Overview of Fiscal 2007 Compensation

The Company believes that the total compensation paid to the Named Executive Officers for the fiscal year ended June 30, 2007 achieves the overall objectives of its executive compensation program. The total compensation and elements thereof paid to each of our Named Executive Officers during 2007 is set forth below in the Summary Compensation Table. See "Summary of Compensation."

Other Benefits

Retirement Savings Opportunity

The Company continues to maintain a 401(k) Plan. All of the Company's employees who are at least 21 years of age are eligible to participate in the plan after completing one year of service. Under the plan, an eligible employee can elect to defer a minimum from 1% to 20% of his salary. The Company may, at its sole discretion, contribute and allocate to a plan participant's account, a percentage of the plan participant's contribution. The Company did not make any contributions to this plan in fiscal 2007.

Health and Welfare Benefits

All full-time employees, including the Named Executive Officers, may participate in the Company's health and welfare benefit programs, including medical, dental and vision care coverage, disability insurance and life insurance.

Employment Agreements, Severance Benefits and Change in Control Provisions

The Company previously entered into employment agreements with Ms. Jean Diamond, its chief executive officer, and Mr. Jonathan Elster, its executive vice president, to ensure they would perform their respective roles for an extended period of time (see "Agreements with Certain Executive Officers" for more detailed discussion).

Stock Ownership Guidelines

Stock ownership guidelines have not been implemented by the compensation committee for the Company's executive officers. The committee will continue to periodically review best practices and re-evaluate its position with respect to stock ownership guidelines.

Securities Trading Policy

The Company's securities trading policy states that executive officers, including the Named Executive Officers, and directors may not purchase or sell puts or calls to sell or buy its stock, engage in short sales with respect to its stock, or buy its securities on margin.

Tax Deductibility of Executive Compensation

Limitations on deductibility of compensation may occur under Section 162(m) of the Internal Revenue Code which generally limits the tax deductibility of compensation paid by a public company to its Chief Executive Officer and certain other highly compensated executive officers to $1 million in the year the compensation becomes taxable to the executive officer. There is an exception to the limit on deductibility for performance-based compensation that meets certain requirements.

Although deductibility of compensation is preferred, tax deductibility is not a primary objective of the Company's compensation programs. The Company believes that achieving its compensation objectives set forth above is more important than the benefit of tax deductibility and reserves the right to maintain flexibility in how it compensates its executive officers that may result in limiting the deductibility of amounts of compensation from time to time.

Summary of Compensation

The following table sets forth certain information with respect to compensation for the fiscal year ended June 30, 2007 earned by or paid to the Company's chief executive officer (principal executive officer), vice president of finance (principal financial officer) and four other most highly compensated executive officers whose total salary exceeded $100,000 in fiscal 2007 (the "Named Executive Officers"):

Name and Principal Position	Fiscal Year (3)	Salary $	Cash Bonus $	Options Awards $	All Other Compensation $ (2)	Total $
Jean A. Diamond Chairman of the Board and Chief Executive Officer	2007	281,285	_	_	19,880	301,165
Barry Diamond Vice President of Wireless and Purchasing	2007	199,996	_	_	11,417	211,413
Jonathan Elster Executive Vice President	2007	259,990	16,650 (1)	_	16,406	293,046
Charles Marsh Senior Vice President	2007	249,990	_	_	10,800	260,790
Mark DiVito Vice President of Operations	2007	149,994	_	_	6,600	156,594
Lyle Dickler Vice President-Finance Secretary Treasurer	2007	120,000	_	_	_	120,000

(1) This amount was paid in fiscal 2008.

(2) Auto expense reimbursement or auto use benefit

(3) There is a transition period for a phased-in implementation of the amended Summary Compensation Table over a three-year period for Regulation S-K companies. During this phase-in period, companies will not be required to present prior years' compensation disclosure.

Discussion of Summary Compensation and Plan-Based Awards

The Company executive compensation policies and practices, pursuant to which the compensation set forth in the Summary Compensation Table was paid or awarded, are described above under "Compensation Discussion and Analysis". A summary of certain material terms of the Company's compensation plans and arrangements is set forth below.

Agreements with Certain Executive Officers

The Company has employment agreements with Jean Diamond and Jonathan Elster.

The employment agreement with Jean Diamond is evergreen and automatically renews annually until it is terminated by the Company or Ms. Diamond pursuant to the terms thereof. Her agreement, as amended to date, (i) provides for an annual base salary of $295,350 (as of July 1, 2007), increased annually in an amount equal to the greater of five percent of her then current salary or the percentage increase in the Consumer Price Index for the month of June relative to the same prior year period, (ii) provides for an automobile allowance, and (iii) does not provide for an annual bonus. The agreement also provides that if a Change of Control occurs during her employment term and her employment is terminated (i) subsequently by the Company, or by her upon the occurrence of certain events, or (b) by her in her sole discretion concurrently with the, or within 30 days of the, date of the occurrence of the Change of Control, she will be entitled to a cash payment in an amount equal to all annual salary and other benefits owing to her for the period from the date of termination through the remainder of the term of her employment under the agreement. However, in no event shall the amount of any such cash payment be less than the aggregate of her then annual salary plus the value of all other benefits payable to her on an annualized basis under her employment agreement, as amended. A Change of Control is deemed to have occurred when, during the term of Ms. Diamond's employment pursuant to her employment agreement, (i) any individual, entity, group or association becomes the beneficial owner of securities of the Company representing 30% or more of the combined voting power of the Company's or SED International's then-outstanding securities entitled to vote generally in the election of directors; (ii) a change in a majority of directors of the Board and such new directors were not appointed, approved or nominated by the Board; (iii) all or substantially all of the assets of the Company or SED International are sold, conveyed, transferred or otherwise disposed of, in one or more transactions, without being the approval of the Board or the board of directors of SED International, as the case may be.

The employment agreement with Jonathan Elster, effective as of July 1, 2004, is for a term of five years. Mr. Elster's annual compensation includes an annual base salary of $260,000 plus an annual bonus in an amount equal to three percent (3%) of the Company's Pre-tax Adjusted Annual Income. The Company's "Pretax Adjusted Annual Income" means with respect to a given fiscal year (a) the sum of earnings before taxes as reported on its audited consolidated statement of operations for such fiscal year, excluding extraordinary non-operational costs and profits. He is also entitled to participate in all of the Company's employee benefit programs available to management executives, including health and long-term disability insurance. The Company may terminate Mr. Elster's employment for "good cause," as defined in his employment agreement. In addition, upon termination of this agreement, Mr. Elster has agreed not to solicit customers of SED International for a period of a one (1) year from the date of termination.

Outstanding Equity Awards

The following table sets forth certain information with respect to outstanding equity awards at June 30, 2007 with respect to the Named Executive Officers.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards		
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Option Exercise Price ($)	Option Expiration Date
Jean Diamond	50,000	1.96	10/15/2011
Total	50,000		
Jonathan Elster	62,500	1.96	10/15/2011
Total	62,500		
Barry Diamond	40,000	1.96	10/15/2011
	50,000	.44	1/15/2013
Total	90,000		
Mark DiVito	27,500	1.96	10/15/2011
Total	27,500		

(1) Represents stock option grants at fair market value on the date of grant.

Director Compensation

Our "independent" directors receive a quarterly fee of $1,000 and $2,500 for each regularly scheduled board meeting attended. For fiscal 2007, independent directors received $1,000 for non-regularly scheduled board meetings attended. Commencing fiscal 2008, independent directors will receive $2,500 for any board meeting attended. In addition, the Chairman of the Audit Committee received a quarterly fee of $1,500 for the first three quarters of fiscal 2007 and commencing in the fourth quarter the fee was increased to $6,500. All other members of the Audit Committee receive $750 each quarter for their participation. The Chairman of the Compensation Committee receives $300 and another member receives $250 for each meeting attended.

During the fiscal year ended June 30, 2007, Messrs. Aaron, Cohen and Segal each received aggregate cash compensation for serving on the Board and attending regular Board meetings of $18,550, $29,000 and $17,000, respectively. In addition to compensation for regular Board Meeting attendance, Messrs. Aaron, Cohen and Segal were paid $9,690, $38,515 and $1,380, respectively, for advisory services. The Company also pays ordinary and necessary travel expenses for independent directors to attend Board and any committee meetings. No stock options were granted to directors in fiscal 2007.

Compensation Committee

The Compensation Committee of the Board currently consists of two members, Messrs. Aaron and Cohen. The Compensation Committee met once in fiscal 2007, with all members attending that meeting. The Compensation Committee is responsible for setting annual and long-term performance goals for the Chief Executive Officer, evaluating her performance against these goals, and recommending her salary, bonus and long-term incentives. The Compensation Committee reviews the performance of all of the executive officers of the Company and recommends to the Board the amount and form of all compensation of executive officers of the Company. The Board established the Compensation Committee on August 26, 1998. The Compensation Committee does not have a charter.

Compensation Committee Interlocks and Insider Participation

None of the Company's executive officers serve as a member of the Board or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Board or Compensation Committee. None of the persons who are members of the Compensation Committee have ever been employed by the Company.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and based on the review and discussion the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

This report is respectfully submitteed on behalf of the members of the Compensation Committee:

Stewart I. Aaron, Chairman
Melvyn I. Cohen

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGERS

The following table sets forth certain information as of October 26, 2007 regarding the beneficial ownership of Common Stock by (i) the Name Executive Officers, (ii) the Company's directors and director nominees of the Company, (iii) each person we know to beneficially own more than 5% of outstanding Common Stock, and (iv) all directors and executive officers of the Company as a group. All shares of Common Stock shown in the table reflect sole voting and investment power except as otherwise noted.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Stewart I. Aaron..................................	35,000 (1)	*
Melvyn I. Cohen..................................	351,426 (2)	7.63%
Barry Diamond	198,255 (3)	4.22%
Jean Diamond..................................	199,500 (4)	4.28%
Lyle Dickler..................................	50,000 (5)	1.08%
Mark DiVito..................................	106,530 (6)	2.30%
Jonathan Elster..................................	164,000 (7)	3.51%
Charles Marsh..................................	50,008 (8)	1.09%
Joseph Segal..................................	–	–
All current directors and executive		

officers as a group (9 persons)................	1,154,719 (9)	23.86%
5% Shareholders:		
FMR Corp..	480,000 (10)	10.41%
Allyn R. Earl......................................	434,902 (11)	9.03%

* Represents less than one percent of the outstanding Common Stock.
(1) The shares owned consist entirely of exercisable options to purchase Common Stock.
(2) The shares indicated include 80,000 options for Mr. Cohen. The shares indicated include 271,426 shares held by one trust for the benefit of Ms. Jean Diamond. Mr. Cohen has voting power for the shares held in the trust.
(3) The shares include 90,000 options and 100,000 restricted shares of common stock granted on 10/23/2007 which are subject to vesting and forfeiture over a four year period pursuant to the provisions of a restricted stock agreement.
(4) The shares indicated include 50,000 options 125,000 restricted shares of common stock granted on 10/23/2007 which are subject to vesting and forfeiture over a four year period pursuant to the provisions of a restricted stock agreement. Ms. Diamond has sole voting power over 24,500 shares. The shares indicated do not include 271,426 shares held by a trust for the benefit of Ms. Diamond. Ms. Diamond does not have voting power over shares held in trust for her benefit.
(5) The shares indicated include 50,000 restricted shares of common stock granted on 10/23/2007 which are subject to vesting and forfeiture over a four year period pursuant to the provisions of a restricted stock agreement.
(6) The shares include 27,500 options and 75,000 restricted shares of common stock granted on 10/23/2007 which are subject to vesting and forfeiture over a four year period pursuant to the provisions of a restricted stock agreement.
(7) The shares include 62,500 options and 100,000 restricted shares of common stock granted on 10/23/2007 which are subject to vesting and forfeiture over a four year period pursuant to the provisions of a restricted stock agreement.
(8) The shares include 50,000 restricted shares of common stock granted on 10/23/2007 which are subject to vesting and forfeiture over a four year period pursuant to the provisions of a restricted stock agreement.
(9) Includes 230,000 shares underlying outstanding options and 500,000 restricted shares of common stock granted on 10/23/2007 which are subject to vesting and forfeiture over a four year period pursuant to the provisions of a restricted stock agreement.
(10) All of the shares indicated are deemed beneficially owned by Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp., as a result of its serving as investment adviser to Fidelity Low-Priced Stock Fund, the owner of the 480,000 shares. FMR Corp.'s address is 82 Devonshire Street, Boston, Massachusetts 02109.
(11) All of the shares indicated are deemed beneficially owned by Allyn R. Earl. Mr. Earl's address is 38 Dwight Avenue, Clinton, New York 13323-1600.

The business address and telephone number of each of Jean Diamond, Jonathan Elster, Barry Diamond, Charles Marsh, Mark DiVito, Lyle Dickler, Stewart I. Aaron, Melvyn I. Cohen and Joseph Segal are c/o SED International Holdings, Inc., 4916 North Royal Atlanta Drive, Tucker, Georgia 30084 and (770) 491-8962.

Stock Options

The Company has granted stock options under four Plans (the "1991 Plan", the "1995 Directors Plan", the "1997 Plan", and the "1999 Plan"), which are utilized to promote the long-term financial interest of the Company. The Compensation Committee of the Board administers the stock option plans. In the aggregate, the Plans authorize the grant of up to 2,441,500 shares of Common Stock to directors, officers and key employees. The shareholders approved all of the Plans, with the exception of the "1999 Plan" or awards.

The "1999 Plan", established on July 20, 1999 for a term of ten years authorizes the Company to grant up to 1,200,000 shares of Common Stock to employees, Directors and Consultants of the Company and is intended to be a "board-based plan" in that, at all times not more than fifty percent (50%) of the optionees and recipients of the plan shall be officers or affiliates. Under the plan, the Company may grant both nonqualified options and restricted stock awards and have an option or award price of the fair market value of the Company's Common Stock on the date of grant. Unless otherwise specified by the Compensation Committee, options and restricted awards vest ratably over a four-year period. All grants expire no later than 10 years from the date of grant. No stock options or awards were granted in fiscal 2007.

The following table sets forth information as of June 30, 2007, relating to all of our equity compensation arrangements.

Equity Compensation Plans Information

Plan Category	**Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)**	**Weighted-average exercise price of outstanding options, warrants and rights (b)**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)**
Equity compensation plans approved by security holders..........	284,325	$ 2.15	8,000
Equity compensation plans not approved by security holders..........	221,834	$ 3.02	793,591
Total...........................	506,159	$ 2.52	801,591

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Policies and Corporate Governance

All of the Company's transactions with related parties are reviewed and approved by the Board. The Board has adopted a resolution providing that, in the future, any transactions between the Company and another person or entity who is deemed to be an "affiliate" or a related party must be approved by a majority of our disinterested directors.

Transactions with Related Parties

Lease of Headquarters

On April 1, 1999 the Company signed a seven-year lease with one three-year renewal option with the Diamond Chip Group LLC, successor owner of the premises used by the Company for its headquarters. The Company exercised the renewal option on March 20, 2006. The members of the Diamond Chip Group LLC are the Estate of Gerald Diamond, Jean A. Diamond and JAD 2003 Trust, who own respectively 37.5%, 37.5%, and 25.0% of the outstanding interests in this entity. The beneficiaries of the JAD 2003 Trust are all the descendents of Gerald and Jean Diamond. The predecessor owner of the premises was Royal Park Company, a Georgia general partnership whose partners were Gerald and Jean Diamond.

Rental payments for headquarter premises for fiscal 2007 were $309,000. Rent escalates each October at a rate of 3% per year. In addition to rental payments, the Company pays all operating costs associated with the lease of its headquarters. The lease expires on September 30, 2009.

The lease also provides the Company with a right of first refusal to purchase the premises in the event Diamond Chip Group LLC proposes to sell the facility during the lease term.

Director Independence

The Board has determined that Messrs. Aaron, Cohen and Segal are independent as that term is defined in the listing standards of the Nasdaq. Messrs. Aaron, Cohen and Segal are the sole members of the Company's audit committee, and Messrs. Aaron and Cohen are the sole members of the Company's compensation committee and are independent for such purposes.

Item 14. ***Principal Accounting Fees and Services.***

INDEPENDENT PUBLIC ACCOUNTANTS

The firm of J. H. Cohn LLP has served as the Company's independent registered public accounting firm since 2005.

Audit and Non-Audit Fees

The following table presents fees for professional audit services rendered by J. H. Cohn LLP for the audit of the Company's annual financial statements for the fiscal years ended June 30, 2007 and 2006, respectively.

	2007	2006
Audit Fees		
J. H. Cohn LLP (1)	$ 231,115	$ 212,000

(1) J. H. Cohn LLP fees for fiscal 2007 are estimated.

J. H. Cohn LLP fees for fiscal 2007 include audit of the Company's Annual financial statements and review of financial statements included in the Company's Form 10-Q quarterly reports. J. H. Cohn LLP neither billed us any fees nor provided any services other than the audit services and fees included above.

The Audit Committee's current practice is to pre-approve all audit services and all non-audit services to be provided to the Company by its independent auditor.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) The following documents are filed as part of this Report:

1. *Financial Statements.* The following financial statements and the report of SED's independent auditor thereon, are filed herewith.

- Report of Independent Registered Public Accounting Firm (J.H Cohn, LLP-2007, 2006 and 2005)
- Consolidated Balance Sheets at June 30, 2007 and 2006
- Consolidated Statements of Operations for the years ended June 30, 2007, 2006 and 2005
- Consolidated Statements of Shareholders' Equity for the years ended June 30, 2007, 2006 and 2005
- Consolidated Statements of Cash Flows for the years ended June 2007, 2006 and 2005
- Notes to Consolidated Financial Statements

2. *Financial Statement Schedules.*

- *Schedule II:* Valuation and Qualifying Accounts is filed herewith under "Supplemental Disclosures" in Note 11 to the Consolidated Financial Statements.

Schedules other than the schedule presented are omitted because the information required is not applicable or the required information is shown in the consolidated financial statements or notes thereto.

3. *Exhibits Incorporated by Reference or Filed with this Report.*

Exhibit Number	Description
3.1	Articles of Incorporation of the Company (1).
3.2	Amendment to Articles of Incorporation (2).
3.3	Bylaws of the Company (3).
3.4	Article 1, Section 1.2 of the Bylaws of SED International Holdings, Inc., as amended on September 18, 2007 (40).
4.1	Form of Rights Agreement, dated as of October 31, 1996 between the Company and National City Bank (4).
** 10.7	Southern Electronics Corporation 1988 Restricted Stock Plan, together with related form of Restricted Stock Agreement (5).
** 10.8	First Amendment dated November 7, 1989 to Southern Electronics Corporation 1988 Restricted Stock Plan (6).
** 10.9	Second Amendment dated July 17, 1992 to Southern Electronics Corporation 1988 Restricted Stock Plan (7).
**10.10	Form of Southern Electronics Corporation 1991 Stock Option Plan, together with related forms of Incentive Stock Option Agreement and Non-Qualified Stock Option Agreement (8).
** 10.11	First Amendment dated July 17, 1992 to Southern Electronics Corporation 1991 Stock Option Plan (9).
** 10.12	Second Amendment dated August 30, 1996 to Southern Electronics Corporation 1991 Stock Option Plan (10).

Exhibit Number	Description
** 10.14	Employment Agreement dated November 7, 1989, between the Company, SED International and Jean Diamond (11), as amended by form of Amendment No. 1 dated September 24, 1991 (12).
** 10.23	Form of Non-Qualified Stock Option Agreement for Directors (13).
** 10.24	1995 Formula Stock Option Plan, together with related form of Non-Qualified Stock Option Agreement (14).
** 10.26	Third Amendment dated September 12, 1996 to the Southern Electronics Corporation Stock Option Plan (15).
** 10.31	Second Amendment to Employment Agreement effective July 1, 1998 between SED International and Jean Diamond (16).
** 10.32	1999 Stock Option Plan dated July 20, 1999, together with related forms of Stock Option Agreement and Restriction Agreement (17).
** 10.33	Third Amendment to Employment Agreement effective December 16, 1998 between SED International and Jean Diamond (18).
** 10.35	Fourth Amendment to Employment Agreement effective July 1, 1999 between SED International and Jean Diamond (19).
** 10.38	Form of Indemnification Agreement entered into with each of the directors of the Company and the Company (20).
** 10.39	Form of Indemnification Agreement entered into with each of the officers of the Company and the Company (21).
10.40	Form of Lease Agreement dated as of April 1, 1999 between Diamond Chip Group, L.L.C. and SED International (22).
10.41	Fourth Amendment to Second Amended and Restated Credit Agreement dated October 12, 2001 between SED International Holdings, Inc. and Wachovia Bank, N.A. (23).
** 10.42	Employment Agreement effective November 11, 1999 between SED International, Inc. and Barry Diamond (24).
** 10.43	First Amendment to Employment Agreement effective June 1, 2001 between SED International Inc. and Barry Diamond (25).
** 10.48	Amendment to Employment Agreement between Jean Diamond and SED International, Inc., dated September 1, 1999. This amendment is effective as of November 1, 2001(26).
** 10.50	Amendment to Employment Agreement between Barry Diamond and SED International, Inc., dated September 11, 1999. This amendment is effective as of November 1, 2001(27).
** 10.53	Amendment to Employment Agreement between Jean Diamond and SED International, Inc., dated September 11, 2002. This amendment is effective as of January 1, 2002 (28).
** 10.55	Employment Agreement effective July 1, 2005 between SED International, Inc. and Jonathan Elster (29).
** 10.56	Amendment to Employment Agreement between Barry Diamond and SED International, Inc. dated November 22, 2004 (30).
10.57	Lease Agreement dated February 1, 2006 between Zenith LaborNet, Inc. and SED International, Inc. (31).
10.58	First Amendment of Lease for 4916 N. Royal Atlanta Drive, Tucker, GA 30084, dated September 19, 2005 (32).
10.59	Lease Agreement Extension for 4916 N. Royal Atlanta Drive, Tucker, GA 30084, dated March 20, 2006 (33).
10.60	Loan and Security Agreement between SED International, Inc. and Wachovia Bank National Association, dated September 21, 2005 (34).
10.61	Lease agreement dated October 1, 2006 between CRI Corporate Center, LLC and SED International, Inc. (35).
10.62	Seventh Addendum to Lease Dated March 13, 2007 for 1729 NW 84th Avenue, Doral, Florida 33126 (36).

Exhibit Number	Description
10.63	Third Amendment to Wachovia Loan and Security Agreement dated March 1, 2007 (37).
**10.64	2007 Restricted Stock Plan. (41)
**10.65	Final Form of Restricted Stock Agreement, dated as of October 23, 2007, between the Company and each of Barry Diamond, Jean Diamond, Lyle Dickler, Mark DiVito, Jonathan Elster and Charles Marsh.(41)
14	Code of Ethics dated September 2, 2002 (38).
21	Subsidiaries of the Company (39).
24	Power of Attorney (see signature page to this Form 10-K/A).
31.1	Rule 13a-14(a)/15d-14(a) Certification by Principal Executive Officer.
31.2	Rule 13a-14(a)/15d-14(a) Certification by Principal Financial Officer.
32.1	Section 1350 Certification by Principal Executive Officer.
32.2	Section 1350 Certification by Principal Financial Officer.

** Denotes compensatory plan, compensation arrangement or management contract.

1) Incorporated herein by reference to Exhibit 3.1 from the Company's 1999 Form 10-K.

2) Incorporated herein by reference to Exhibit 3.2 from the Registrant's Revised Definitive Proxy Soliciting Materials filed March 26, 2002 (SEC File No. 000-16345).

3) Incorporated herein by reference to Exhibit 3.3 from the Company's 1999 Form 10-K.

4) Incorporated herein by reference to Exhibit 4.1 from the Company's Current Report on Form 8-K dated October 30, 1996 (SEC File No. 0-16345).

5) Incorporated herein by reference to Exhibit 10.7 from Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1988 (SEC File No. 0-16345).

6) Incorporated herein by reference to Exhibit 10.8 from Company's 1990 Form 10-K (SEC File No. 0-16345).

7) Incorporated herein by reference to Exhibit 10.9 from Company's 1992 Form 10-K (SEC File No. 0-16345).

8) Incorporated herein by reference to Exhibit 10.10 from Company's Definitive Supplemental Proxy Statement dated October 18, 1991 (SEC File No. 0-16345).

9) Incorporated herein by reference to Exhibit 10.11 from Company's 1992 Form 10-K (SEC File No. 0-16345).

10) Incorporated herein by reference to Exhibit 10.12 from Company's Proxy Statement pertaining to Company's 1995 Annual Meeting of Stockholders dated October 1, 1995 (SEC File No. 0-16345).

11) Incorporated herein by reference to Exhibit 10.14 from Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1989 (SEC File No. 0-16345).

12) Incorporated herein by reference to Exhibit 10.14 from Company's 1991 Form 10-K (SEC File No. 0-16345).

13) Incorporated herein by reference to Exhibit 10.23 from Company's 1995 Form 10-K (SEC File No. 0-16345).

14) Incorporated herein by reference to Exhibit 10.24 from Company's Proxy Statement pertaining to Company's 1995 Annual Meeting of Stockholders dated October 1, 1995 (SEC File No. 0-16345).

15) Incorporated herein by reference to Exhibit 10.26 from Company's Proxy Statement pertaining to Company's 1996 Annual Meeting of Stockholders dated October 1, 1996 (SEC File No. 0-16345).

16) Incorporated herein by reference to Exhibit 10.31 from Company's 1998 Form 10-K.

17) Incorporated herein by reference to Exhibit 10.32 from Company's 1999 Form 10-K.

18) Incorporated herein by reference to Exhibit 10.33 from the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1998 (SEC File No. 0-16345).

19) Incorporated herein by reference to Exhibit 10.35 from Company's 1999 Form 10-K.

20) Incorporated herein by reference to Exhibit 10.38 from Company's 1999 Form 10-K.

21) Incorporated herein by reference to Exhibit 10.39 from Company's 1999 Form 10-K.

22) Incorporated herein by reference to Exhibit 10.40 from Amendment No. 1 to the Company's Annual Report on Form 10-K/A for the fiscal year ended June 30, 1999 (SEC File No. 0-16345).

23) Incorporated herein by reference to Exhibit 10.41 from the Registrant's (SEC File No. 000-16345) 2001 Form 10-K.

24) Incorporated herein by reference to Exhibit 10.42 from the Registrant's (SEC File No. 000-16345) 2001 Form 10-K.

25) Incorporated herein by reference to Exhibit 10.43 from the Registrant's (SEC File No. 000-16345) 2001 Form 10-K.

26) Incorporated herein by reference to Exhibit 10.48 from the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2001 (SEC File No. 000-16345).

27) Incorporated herein by reference to Exhibit 10.50 from the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2001 (SEC File No. 000-16345).

28) Incorporated herein by reference to Exhibit 10.53 from Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2002.

29) Incorporated herein by reference to Exhibit 10.55 from the Registrant's (SEC File No. 000-16345) 2006 Form 10-K.

30) Incorporated herein by reference to Exhibit 10.56 from the Registrant's (SEC File No. 000-16345) 2006 Form 10-K.

31) Incorporated herein by reference to Exhibit 10.57 from the Registrant's (SEC File No. 000-16345) 2006 Form 10-K.

32) Incorporated herein by reference to Exhibit 10.58 from the Registrant's (SEC File No. 000-16345) 2006 Form 10-K.

33) Incorporated herein by reference to Exhibit 10.59 from the Registrant's (SEC File No. 000-16345) 2006 Form 10-K.

34) Incorporated herein by reference to Exhibit 10.60 from the Registrant's (SEC File No. 000-16345) 2006 Form 10-K.

35) Incorporated by reference to Exhibit 10.61 from the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2006 (SED File No. 000-16345)

36) Incorporated by reference to Exhibit 10.62 from the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (SED File No. 000-16345)

37) Incorporated by reference to Exhibit 10.63 from the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (SED File No. 000-16345)

38) Incorporated herein by reference to Exhibit 14 from the Registrant's (SEC File No. 000-16345) 2006 Form 10-K.

39) Incorporated herein by reference to Exhibit 21 from the Registrant's (SEC File No. 000-16345) 2006 Form 10-K.

40) Incorporated herein by reference to Exhibit 3.1 from the Company's Current Report on Form 8-K filed on September 19, 2007.

41) Filed as an exhibit to the Company's Current Report on Form 8-K filed on October 29, 2007 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SED INTERNATIONAL HOLDINGS, INC.

By: /s/ LYLE DICKLER
Lyle Dickler, *Vice President — Finance*
(principal financial and accounting officer)

Date: October 29, 2007

KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Jean Diamond, and Lyle Dickler, and any of them, as his true and lawful attorneys-in-fact, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to the Annual Report on Form 10-K of SED International Holdings, Inc., and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and other appropriate agencies, granting unto said attorneys-in-fact, and any of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys- in-fact, or any of them, or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities indicated on this October 29, 2007.

Signature	Title
/s/ JEAN DIAMOND Jean Diamond	Chairman of the Board Chief Executive Officer and Director (principal executive officer)
/s/ LYLE DICKLER Lyle Dickler	Vice President — Finance (principal financial and accounting officer)
/s/ STEWART I. AARON Stewart I. Aaron	Director
/s/ MELVYN I. COHEN Melvyn I. Cohen	Director
/s/ JOSEPH SEGAL Joseph Segal	Director

(This Page Intentionally Left Blank.)

DIRECTORS & OFFICERS

Jean Diamond
Chairman of the Board and
Chief Executive Officer

Jonathan Elster
Executive Vice President
SED International, Inc.

Barry Diamond
Vice President-Product
Management & Wireless
SED International, Inc.

Stewart I. Aaron
Director of the Company;
President of LABS, Inc.

Charles Marsh
Sr. Vice President-Purchasing
SED International, Inc.

Maria Consuelo Vidal
General Manager
SED International de Colombia Ltda.

Melvyn I. Cohen
Director of the Company;
Certified Public Accountant
with M. Cohen and Company

Lyle Dickler
Vice President of Finance,
Secretary and Treasurer
SED International Holdings, Inc.

Eduardo Perugino
General Manager
Intermaco S.R.L.

Joseph Segal
Director of the Company;
Managing Partner of
Cornerstone Capital Partner, LLC

Mark DiVito
Vice President of Operations
SED International, Inc.

Corporate Address
SED International Holdings, Inc.
4916 North Royal Atlanta Drive
Tucker, Georgia 30084
770.491.8962

Registrar and Transfer Agent
National City Bank
Cleveland, Ohio

Independent Auditors
J. H. Cohn LLP
Roseland, New Jersey

Corporate Counsel
Morse, Zelnick
Rose & Lander LLP
New York, New York

Common Stock
The Company's common stock is traded on the Pink Sheets under the symbol SECX.

Annual Meeting
The annual meeting of shareholders of SED International Holdings, Inc. will be held at 10:00 AM Eastern time on January 15, 2008, at the Company's corporate office located at 4916 North Royal Atlanta Drive, Tucker, Georgia.

SED INTERNATIONAL HOLDINGS, INC.

4916 North Royal Atlanta Drive
Tucker, Georgia 30084
770.491.8962